Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183614

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

SUPPLEMENT NO. 4 DATED AUGUST 19, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc. dated April 26, 2013 and Supplement No. 3 dated July 24, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

—	an update on the status of our offerings and the ownership of our operating partnership;

—	an update to the “Estimated Use of Proceeds” section of our prospectus;

—	our acquisition of a property located in Arlington Heights, Illinois;

—

an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the three and six months ended June 30, 2013; and

—	our unaudited consolidated financial statements as of and for the six months ended June 30, 2013.

Status of Our Offerings and Ownership of Our Operating Partnership

We commenced our initial public offering of shares of our common stock on November 6, 2009. On April 25, 2013, we terminated our initial public offering, having received gross offering proceeds of approximately $191.5 million. We commenced the follow-on offering of shares of our common stock (our “Follow-on Offering”) on April 26, 2013. As of August 9, 2013, we have received gross offering proceeds of approximately $58.6 million in our Follow-on Offering. As of August 9, 2013, approximately $0.9 billion in shares remained available for sale to the public under our Follow-on Offering, including shares available under our distribution reinvestment plan. As of August 9, 2013, we have received aggregate gross offering proceeds of $252.5 million from all offerings, including $2.4 million from a private offering of our shares that terminated on November 6, 2009.

Our Follow-on Offering will terminate on April 26, 2015, unless extended by our board of directors as permitted under applicable law. We also reserve the right to terminate our Follow-on Offering at any time.

As of August 9, 2013, we owned approximately 84.0% of the limited partnership units of our operating partnership, Griffin Capital Essential Asset Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our Chief Executive Officer and Chairman, Kevin A. Shields, our President, David C. Rupert, and our Vice President — Acquisitions, Don G. Pescara, owned approximately 8.9% of the limited partnership units of our operating partnership. The remaining approximately 7.1% of the limited partnership units were owned by unaffiliated third parties.

Recent Acquisitions

As of August 13, 2013, we owned 21 properties, including the property described below, in 12 states with a combined acquisition value of approximately $568.6 million, combined gross base rent of approximately $46.8 million, a total of approximately 4.5 million rentable square feet and approximately 315 acres of land.

Acquisition of Nokia Solutions and Networks Property

On August 13, 2013, we closed on the purchase of a Class B office and research and development facility consisting of approximately 214,185 rentable square feet located in Arlington Heights, Illinois (the “Nokia Solutions and Networks property”), from an unaffiliated third party. The Nokia Solutions and Networks property is leased entirely to Nokia Solutions and Networks (“NSN”), pursuant to a triple-net lease (the “NSN lease”). The purchase price for the Nokia Solutions and Networks property was $29.54 million, plus closing costs. The purchase price paid in connection with the acquisition was partially funded with a draw of $17.1 million under our $400.0 million credit facility with KeyBank National Association and other syndication partners under which $190.0 million has been committed (the “KeyBank Credit Facility”), with the remainder from proceeds of our public offering.

Our advisor earned and was paid approximately $738,500 in acquisition fees, plus reimbursement of approximately $147,700 in acquisition expenses in connection with the acquisition of the Nokia Solutions and Networks property.

NSN, the tenant of the Nokia Solutions and Networks property, is a global provider of telecommunications infrastructure, with a focus on the mobile broadband market. In its target market, NSN believes it is the second largest company worldwide, by revenue. It has a strong position in the newer infrastructure technologies of 3G and 4G (LTE). NSN is owned by Nokia Corporation. The Nokia Solutions and Networks property is one of only three research and development facilities in the United States for NSN and is utilized for the development of Long Term Evolution (LTE) technology and network infrastructure.

The NSN lease has a remaining term of approximately 12 years, expiring in June 2025. The current approximate annual base rent is $2,141,850 with annual lease escalations of 2.75% in the first 6 years and 2.5% in the remaining 6 years. Under the NSN lease, NSN has the right to renew the NSN lease for three five-year extension terms at 95% of the then prevailing market rental rate. The NSN lease is guaranteed by Nokia Siemens Networks Finance B.V. for the first five years of the initial term of the NSN lease. Nokia Siemens Networks Finance B.V. has a Standard & Poor’s credit rating of B+.

The implied initial capitalization rate for the Nokia Solutions and Networks property is approximately 7.27%. The estimated going-in capitalization rate is determined by dividing the projected net operating income for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). The net operating income is calculated by totaling the sum of all the revenues from the tenants including base rental revenue, telecom revenue and expense reimbursement revenue then deducting the total of all the property expenses including utilities, insurance, real estate taxes, repairs and maintenance and all property operating expenses. The projected net operating income includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenants will perform their obligations under their lease agreements during the next 12 months.

Griffin Capital Essential Asset REIT Property Management, LLC, an affiliate of our sponsor, will be responsible for managing the Nokia Solutions and Networks property and will be paid management fees in an amount of 3% of the gross monthly revenues collected from the Nokia Solutions and Networks property. Griffin Capital Essential Asset REIT Property Management, LLC has hired an unaffiliated third party to manage the day-to-day operations and will pay such third party a portion of the management fees paid by us, unless such management fee can be recovered from the tenant.

Estimated Use of Proceeds Update

The “Estimated Use of Proceeds” section on pages 45-46 of our prospectus is hereby removed and replaced with the following:

ESTIMATED USE OF PROCEEDS

The following table estimates the use of the proceeds raised in our primary offering assuming that we sell the midpoint of $500,000,000 in shares and the maximum of $1,000,000,000 in shares. We have not given effect to any special sales or volume discounts that could reduce the sales commissions or dealer manager fees for sales pursuant to our primary offering. Reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price, but will not affect the amounts available to us for investment. See “Plan of Distribution” for a description of the special sales.

The following table assumes that we do not sell any shares in our distribution reinvestment plan. As long as our shares are not listed on a national securities exchange, we anticipate that all or substantially all of the proceeds from the sale of shares pursuant to our distribution reinvestment plan will be used to fund repurchases of shares under our share redemption program. Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time. If we sell the maximum offering, we estimate that approximately 88.75% of our gross offering proceeds will be used to primarily invest in single tenant business essential properties in accordance with our investment objectives and to pay real estate related acquisition fees and expenses. The remaining 11.25% will be used to pay sales commissions, dealer manager fees and to reimburse our Advisor for other organization and offering expenses. We expect our acquisition fees and acquisition expenses to constitute approximately 3.41% of our gross offering proceeds, which will allow us to invest approximately 85.34% in real estate investments.

In the event we do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from this offering. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. In the past, we have funded distributions using proceeds from our initial public offering. See “Description of Shares—Distribution Policy—Distribution Declaration History” for additional information regarding the funding of our distributions.

	Midpoint Offering ($500,000,000 in Shares)		Maximum Offering ($1,000,000,000 in Shares)
	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$500,000,000	100.00%	$1,000,000,000	100.00%
Less Offering Expenses:
Sales Commissions	35,000,000	7.00%	70,000,000	7.00%
Dealer Manager Fee	15,000,000	3.00%	30,000,000	3.00%
Organization and Offering Expenses (1)	10,000,000	2.00%	12,500,000	1.25%

Net Proceeds(2)	440,000,000	88.00%	887,500,000	88.75%
Acquisition Fees(3)	10,607,000	2.12%	21,400,000	2.13%
Acquisition Expenses(4)	2,121,000	0.42%	4,280,000	0.43%
Acquisition Expense paid to third parties(5)	2,970,000	0.59%	5,992,000	0.60%

Amount Available for Investment(6)	$424,302,000	84.87%	$855,828,000	85.59%

(1)

Organization and offering expenses consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing, filing and registration fees, and other accountable offering expenses including, but not limited to: (a) costs and expenses of conducting educational conferences and seminars; (b) costs and expenses of attending broker-dealer sponsored conferences; (c) amounts to reimburse our advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our advisor and its affiliates in connection with registering and marketing of our shares, including, but not limited to, the senior management team and various other accounting and finance employees and administrative overhead allocated to these employees; (d) facilities and technology costs, insurance expenses and other costs and expenses associated with the offering and to facilitate the marketing of our shares; and (e) payment or reimbursement of bona fide due diligence expenses. These expenses may be paid by our advisor and reimbursed by us with proceeds raised from the offering. In no event will the issuer’s organization and offering expenses (excluding sales commissions and dealer manager fees) exceed 3.5% of the gross offering proceeds from our terminated or completed offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the offering terminates or is completed, our advisor must reimburse us for any excess amounts. In the event we raise the maximum offering, we estimate that our organization and offering expenses will be 1.25% of gross offering proceeds raised in our primary offering.

(2)

Until we use our net proceeds to make investments, substantially all of the net proceeds of the offering may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(3)

We will pay our advisor an acquisition fee equal to 2.5% of the contract purchase price for each property or real estate investment we acquire, which for purposes of this table we have assumed is an aggregate amount equal to our estimated amount available for investment. For purposes of this table, we have assumed that no debt is used to acquire our properties or other real estate investments. In the event we raise the maximum offering of $1,000,000,000 pursuant to this offering and utilize 50%, 60% or 75% leverage to acquire our properties or make other real estate investments pursuant to our acquisition strategy, we will pay our advisor acquisition fees in excess of $42,600,000, $53,300,000 and $85,300,000, respectively.

(4)

Acquisition expenses paid to our advisor represent actual costs incurred on our behalf, including, certain payroll costs for acquisition related efforts by our advisor’s personnel. Most notable would be acquisitions related efforts by the advisor’s internal legal, accounting and marketing teams. These costs are not allocated through regular overhead allocations. For purposes of this table, we have assumed advisor reimbursed acquisition expenses of approximately 0.50% of the purchase price of our properties, which we have assumed is our estimated amount available for investment. Notwithstanding the foregoing, pursuant to our charter, the total of all acquisition fees and acquisition expenses shall be reasonable, and shall not exceed an amount equal to 6% of the contract purchase price of the property. In the event we raise the maximum offering of $1,000,000,000 pursuant to this offering and utilize 50%, 60% or 75% leverage, we will incur acquisition expenses in excess of $8,500,000, $10,600,000 and $17,100,000, respectively.

(5)

Acquisition expenses paid to third parties include customary third party acquisition expenses we paid from offering proceeds including certain legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate. For purposes of this table, we have assumed acquisition expenses approximate 0.70% of the purchase price of our properties, which we have assumed is our estimated amount available for investment. Notwithstanding the foregoing, pursuant to our charter, the total of all acquisition fees and acquisition expenses shall be reasonable, and shall not exceed an amount equal to 6% of the contract purchase price of the property. In the event we raise the maximum offering of $1,000,000,000 pursuant to this offering and utilize 50%, 60% or 75% leverage, we will incur acquisition expenses in excess of $11,900,000, $14,900,000 and $23,900,000, respectively.

(6)

Although a substantial portion of the amount available for investment presented in this table is expected to be invested in properties, we may use a portion of such amount (i) to repay debt incurred in connection with property acquisitions or other investment activities, (ii) to establish reserves if we or a lender deems appropriate, or (iii) for other corporate purposes, including, but not limited to, payment of distributions to stockholders, or payments of offering expenses in connection with future offerings pending the receipt of offering proceeds from such offerings, provided that these organizational and offering expenses may not exceed the limitation of organizational and offering expenses pursuant to our charter and FINRA rules. We may use an unlimited amount of proceeds for other corporate purposes, including to fund distributions, and have done so previously. For more information, see the sections of this prospectus captioned “Risk Factors — Risks Related to this Offering and an Investment in Griffin Capital Essential Asset REIT, Inc.” and “Description of Shares – Distribution Policy.” If we use any net offering proceeds for any purposes other than making investments in properties or reducing debt, it may negatively impact the value of your investment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying unaudited consolidated financial statements and the notes thereto as of and for the three and six months ended June 30, 2013 contained in this supplement as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and December 31, 2012 audited consolidated financial statements and the notes incorporated by reference into our prospectus dated April 26, 2013.

Overview

We are a public, non-traded REIT that invests primarily in single tenant properties that are business essential to the tenant, diversified by corporate credit, physical geography, product type and lease duration. As described in more detail in Item 1 of this supplement, we were formed on August 28, 2008 and commenced operations on May 6, 2009. On February 25, 2013, we changed our name from Griffin Capital Net Lease REIT, Inc. to Griffin Capital Essential Asset REIT, Inc. We have no employees and are externally advised and managed by an affiliate, Griffin Capital Essential Asset Advisor, LLC, our Advisor.

Under our initial public offering, we offered a maximum of 82,500,000 shares of common stock to the public, consisting of 75,000,000 shares (the “Primary Public Offering”) and 7,500,000 shares for sale pursuant to our distribution reinvestment plan (together with the Primary Public Offering, the “Initial Public Offering”). We issued 19,200,570 total shares of our common stock for gross proceeds of approximately $191.5 million in our Initial Public Offering, of which 585,533 shares, or $5.6 million, were issued pursuant to the distribution reinvestment plan (“DRP”).

On April 25, 2013, we terminated our Initial Public Offering and, on April 26, 2013, we began to offer, in a follow-on offering, up to $1.0 billion in shares of common stock, consisting of approximately 97.2 million shares at $10.28 per share (the “Primary Follow-On Offering” and together with the Primary Public Offering, the “Primary Public Offerings”) and $100 million in shares of common stock, consisting of approximately 10.2 million shares pursuant to the DRP at a price equal to 95% of the share price, which is approximately $9.77 per share (together with the Primary Follow-On Offering, the “Follow-On Offering” and, collectively with the Initial Public Offering, the “Public Offerings”). As of June 30, 2013, we had issued 3,021,478 shares of our common stock for gross proceeds of approximately $30.9 million in our Follow-On Offering. As of June 30, 2013, we redeemed 82,911 shares of common stock for approximately $0.8 million at a weighted average price per share of $9.79.

We have made the following acquisitions: (1) two properties in two states (Illinois and South Carolina) for a total purchase price of approximately $54.4 million in the year ended December 31, 2009; (2) four properties in four states (California, Colorado, Illinois and Kansas) for a total purchase price of approximately $54.3 million in the year ended December 31, 2010; (3) one property, located in California, for a purchase price of $56.0 million in the year ended December 31, 2011; (4) seven properties in seven states (Washington, Pennsylvania, New Jersey, Colorado, Illinois, Ohio, and California) for a total purchase price of approximately $160.6 million in the year ended December 31, 2012; and (5) six properties in five states (Colorado, Washington, Texas, North Carolina, and Arizona) for a total purchase price of approximately $213.9 million during the six months ended June 30, 2013. The tenants of our properties operate in a diverse range of industries, including consumer products, construction engineering services, education, printing, biotechnology, telecommunications, insurance, energy, and aerospace, as described in more detail in Item 2 of our Annual Report on Form 10-K for the year ended December 31, 2012.

As of June 30, 2013, we owned 20 properties, as shown in the table below, encompassing approximately 4.3 million rentable square feet with a current capitalization rate (“cap rate”) of 8.3% (1):

Property	Acquisition Date	Tenant	Industry	Property Type	Year Built/ Renovated	Purchase Price	Square Feet	Approximate Acres	Initial Cap Rate (1)	Annualized Gross Base Rent (2)	% of Annualized Gross Base Rent	2013 Annualized Net Effective Rent per Square Foot (3)	Year of Lease Expiration
Renfro Clinton, SC	6/18/2009	Renfro Corp	Consumer Products (Hosiery)	Manufacturing/ Distribution	1986	$21,700,000	566,500	42.2	8.58%	$1,952,000	4.4%	$3.45	2021
Plainfield Plainfield, IL	6/18/2009	Chicago Bridge & Iron Company (Delaware)	Construction Engineering Services	Office/ Laboratory	1958-1991	32,660,000	176,000	29.1	7.70%	2,587,000	5.8%	14.70	2022
Will Partners Monee, IL	6/4/2010	World Kitchen, LLC (4)	Consumer Products (Kitchen Accessories)	Manufacturing/ Distribution	2000	26,305,000	700,200	34.3	8.79%	2,311,000	5.2%	3.30	2020
Emporia Partners Emporia, KS	8/27/2010	Hopkins Enterprises, Inc.	Consumer Products (Automotive Parts)	Manufacturing/ Distribution	1954/2000	8,360,000	320,800	16.6	9.86%	1,486,000	3.3%	2.77	2020
ITT Los Angeles, CA	9/23/2010	ITT Educational Services, Inc.	Education	Office	1996/2010	7,800,000	35,800	3.5	9.78%	762,000	1.7%	21.28	2016
Quad/Graphics Loveland, CO	12/30/2010	World Color (USA), LLC	Printing	Printing Facility/Office	1986/1996/ 2009	11,850,000	169,800	15.0	10.26%	1,216,000	2.7%	7.16	2022
LTI Carlsbad, CA	5/13/2011	Life Technologies Corporation	Biotechnology	Office/ Flex Facility	1999	56,000,000	328,700	17.6	7.21%	4,230,000	9.5%	12.87	2022
AT&T Redmond, WA	1/31/2012	AT&T Services, Inc.	Telecommunications	Office/ Data Center	1995	40,000,000	155,800	8.4	7.58%	3,143,000	7.0%	20.17	2019
Westinghouse Cranberry Township, PA	3/22/2012	Westinghouse Electric Company, LLC	Energy (Nuclear Fuel and Nuclear Services)	Engineering Facility	2010	36,200,000	118,000	25.0	7.97%	2,887,000	6.5%	24.47	2025
GE Whippany, NJ	5/31/2012	TransDigm (5)	Aerospace	Assembly/ Manufacturing	1986	13,000,000	114,300	10.8	8.37%	1,118,000	2.5%	9.78	2018
Travelers Greenwood Village, CO	6/29/2012	Travelers Indemnity	Insurance	Office	1982/2005	16,100,000	131,000	6.4	7.44%	1,264,000	2.8%	9.65	2024
Zeller Plastik Libertyville, IL	11/8/2012	Zeller Plastik USA, Inc.	Consumer Products (Plastics)	Manufacturing	1992/2003	15,600,000	193,700	10.2	8.12%	1,282,000	2.9%	6.62	2022
Northrop Grumman Beavercreek, OH	11/13/2012	Northrop Grumman Systems Corp.	Aerospace	Office	2012	17,000,000	99,200	9.4	8.88%	1,510,000	3.3%	15.22	2019
Health Net Rancho Cordova, CA	12/18/2012	Health Net of California, Inc.	Insurance	Office	2002	22,650,000	145,900	8.0	9.08%	3,337,000	7.5%	22.87	2022
Comcast Greenwood Village, CO	1/11/2013	Comcast Cable Holdings, LLC	Telecommunications	Office	1980	27,000,000	157,300	6.2	8.03%	2,215,000	5.0%	14.08	2021
Boeing Renton, WA	2/15/2013	The Boeing Company	Aerospace	Office	1990	12,000,000	70,100	5.0	7.80%	1,504,000	3.3%	21.46	2017
Schlumberger Houston, TX	5/1/2013	Schlumberger Technology Corporation	Energy (Oil Services)	Office	1999	48,750,000	149,700	5.4	6.26%	2,985,000	6.7%	19.94	2024
UTC Charlotte, NC	5/3/2013	United Technologies Corporation	Aerospace	Office	1999	39,188,000	198,900	12.6	6.33%	2,532,000	5.7%	12.73	2025
Avnet Chandler, AZ	5/29/2013	Avnet, Inc.	Technology	Research & Development/ Flex Facility	2008	32,462,100	231,400	13.1	8.49%	2,758,000	6.2%	11.92	2018
Cigna Phoenix, AZ	6/20/2013	Connecticut General Life Insurance Company	Insurance	Office	2001	54,500,000	232,600	16.5	6.58%	3,586,000	8.0%	15.42	2023

						$539,125,100	4,295,700	295.3	7.71%	$44,665,000	100.0%	$10.26

(1)	The initial cap rate is determined by dividing the projected net rental payment for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). Generally, pursuant to each lease, if the tenant is directly responsible for the payment of all property operating expenses, insurance and taxes, the net rental payment by the tenant to the landlord is equivalent to the base rental payment. The projected net rental payment includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months. The current cap rate is determined by dividing the projected net rental payment for the twelve-month period subsequent to June 30, 2013 by the acquisition price. The total amount represents the weighted average capitalization rate.

(2)	The gross base rent is the contractual rental payments for the twelve-month period subsequent to June 30, 2013, taking into consideration contractual rent increases for the period presented. The gross base rent for the Health Net property includes contractual rental payments pursuant to the leases for the café and fitness center. The gross rent for the Boeing and Schlumberger properties includes contractual antenna rent and the gross rent for the Cigna property includes contractual parking rent from the tenant.

(3)	The annualized net effective rent per square foot is calculated by dividing the annualized net effective rent by the square footage for each property listed in the table above, taking into account rent concessions and abatements, of which there currently are none. The annualized net effective rent equals the annualized gross base rent for all of our properties, except the Emporia Partners property. The gross base rent for the Emporia Partners property is reduced by the annualized priority return of $0.6 million due to Hopkins Enterprises, Inc., to arrive at the annualized net effective rent. The total amount represents the average per square foot.

(4)	In June 2013, World Kitchen, LLC vacated the Will Partners property but remains obligated for the rental payments over the remaining lease term of approximately 7 years, or through February 29, 2020, with no option for early termination. Our property manager is actively involved in finding an appropriate replacement tenant.

(5)	GE Aviation Systems, (“GE”), the tenant occupying the GE property, was acquired by TransDigm Group, Inc., (“TransDigm”) on June 30, 2013. TransDigm, a public company traded on NYSE under the symbol (TDG) is a Cleveland, OH based aircraft parts maker. As part of the transaction, TransDigm assumed the GE lease. General Electric will continue to guaranty the lease for the duration of the term.

Acquisition Indebtedness

For a discussion of our acquisition indebtedness, see Note 3, Real Estate, and Note 5, Debt, to the consolidated financial statements.

Significant Accounting Policies and Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”). The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe the accounting policies listed below are the most critical in the preparation of our consolidated financial statements. These policies are described in greater detail in Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements:

•	Real Estate- Valuation and purchase price allocation, depreciation;

•	Impairment of Real Estate and Related Intangible Assets and Liabilities;

•	Revenue Recognition;

•	Noncontrolling Interests in Consolidated Subsidiaries;

•	Common Stock and Noncontrolling Interests Subject to Redemption;

•	Fair Value Measurements;

•	Income Taxes- Deferred tax assets and related valuation allowance, REIT qualification; and

•	Loss Contingencies.

Recently Issued Accounting Pronouncements

See Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements.

Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operations of properties other than those listed in Part I, Item 1A. Risk Factors, of our Annual Report on Form 10-K for the year ended December 31, 2012. Although not material, in June 2013, World Kitchen, LLC vacated the Will Partners property but remains obligated for the rental payments over the remaining lease term of approximately 7 years, or through February 29, 2020, with no option for early termination. Our property manager is actively involved in finding an appropriate replacement tenant.

As of June 30, 2012, we owned 11 properties and, as shown in the table above, as of June 30, 2013, we owned 20 properties. We are a “blind pool” offering and are in the offering and acquisitions stages of our life cycle, with the objective and concentration of continually growing our portfolio with assets that adhere to our investment criteria. Therefore, our results of operations for the three and six months ended June 30, 2013 are not directly comparable to those for the same period in the prior year as the variances are substantially the result of portfolio growth, specifically in rental income, operating expenses, acquisition fees and reimbursable expenses and depreciation and amortization expenses. Certain variances on a “same store” basis are not indicative of the actual variance between periods. We expect that rental income, operating expenses, depreciation, and amortization expenses will each increase in future periods as we acquire additional properties.

Comparison of the Three Months Ended June 30, 2013 and 2012

The following table provides summary information about our results of operations for the three months ended June 30, 2013 and 2012:

	Three Months Ended June 30,		Increase/	Percentage
	2013	2012	(Decrease)	Change
Rental income	$9,865,904	$5,359,560	$4,506,344	84%
Property expense recoveries	2,452,744	703,548	1,749,196	249%
Asset management fees to affiliates	825,577	461,142	364,435	79%
Property management fees to affiliates	358,686	158,679	200,007	126%
Property operating expense	1,121,643	43,414	1,078,229	N/A
Property tax expense	1,220,930	636,549	584,381	92%
Acquisition fees and expenses to non-affiliates	609,218	234,276	374,942	160%
Acquisition fees and expenses to affiliates	5,247,003	873,000	4,374,003	N/A
General and administrative expenses	784,822	495,594	289,228	58%
Depreciation and amortization	4,417,791	2,284,512	2,133,279	93%
Interest expense	$3,140,998	$1,989,716	$1,151,282	58%

Rental Income

Rental income for the three months ended June 30, 2013 is comprised of rental income of $9.2 million and adjustments to straight-line contractual rent and in-place lease valuation amortization with a combined total of approximately $0.7 million. Rental income for the three months ended June 30, 2013 increased by $4.5 million compared to the same period a year ago as a result of: (1) $0.5 million in additional rental income related to the AT&T, GE and Travelers properties as a result of three full months of base rent activity; (2) $3.7 million in additional rental income related to the acquisitions made subsequent to June 30, 2012; and (3) $0.3 million in additional straight-line adjustments to contractual rent and in-place lease valuation amortization.

Property Expense Recoveries

Also included as a component of revenue is the recovery of property operating expenses, which increased by $1.7 million compared to the same period a year ago as a result of: (1) $0.2 million in property tax recoveries related to the Plainfield, Will Partners, GE, Zeller Plastik, and Avnet properties; and (2) $1.5 million increase in property expense recoveries for recoverable expenses related to the AT&T property which was acquired on January 31, 2012, and the Travelers, Northrop, Health Net, Comcast, Schlumberger, UTC, Avnet, and Cigna properties acquired subsequent to June 30, 2012.

Property Expenses

Property expenses for the three months ended June 30, 2013 and 2012 totaled $3.5 million and $1.3 million, respectively, consisting of asset management fees, property management fees, property operating expenses, and property taxes. The total increase of $2.2 million compared to the same period a year ago is a result of: (1) $0.4 million in asset management fees, of which $0.3 million relates to acquisitions made subsequent to June 30, 2012; (2) $0.2 million in property management fees, primarily related to acquisitions made subsequent to June 30, 2012; (3) $0.6 million in property taxes, primarily related to acquisitions made subsequent to June 30, 2012; and (4) $1.0 million in property operating expenses related to certain real estate for which we paid certain operating expenses on behalf of the tenant and recovered through estimated monthly recoverable expenses reimbursements. In the prior year, only two of the leases for our properties contained such provisions.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses to non-affiliates, which totaled $0.6 million for the three months ended June 30, 2013, increased by $0.4 million compared to the three months ended June 30, 2012. Real estate acquisition fees and expenses to affiliates of $5.2 million represent the acquisition fees and expense reimbursement paid to our Advisor. The increase of $4.4 million is based on the combined acquisition value of $174.9 million for the four properties acquired in the current period, compared to the combined acquisition value of $29.1 million for the two acquisitions made in the same period in the prior year.

 General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2013 increased by $0.3 million compared to the same period a year ago due to increased operating activity. The $0.3 million increase is primarily due to the following: (1) an increase of $0.1 million in allocated expenses which are related to additional personnel and rent costs incurred by our Advisor; (2) an increase of $0.1 million in accounting and legal fees as a result of increased activity in the current period including amendments to the property management agreement, share redemption program, and distribution reinvestment plan; and (3) an increase of $0.1 million in other expenses consisting mainly of transfer agent fees, filing fees, printing costs, and technology expenses.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended June 30, 2013 consisted of depreciation of building and building improvements of our properties of $1.9 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $2.5 million. The increase of $2.1 million as compared to the three months ended June 30, 2012 is a result of additional depreciation and amortization of: (1) $0.7 million related to the acquisitions made during the three months ended June 30, 2013; (2) $0.5 million related to three full months of depreciation and amortization for the two acquisitions made during the three months ended March 31, 2013; and (3) $0.9 million related to the five acquisitions made between April 1, 2012 and December 31, 2012 which included three full months of depreciation and amortization compared to the partial months of for the two acquisitions made during the three months ended June 30, 2012.

Interest Expense

Interest expense for the three months ended June 30, 2013 increased by $1.2 million compared to the same period in 2012 due to the following: (1) $0.1 million in additional mortgage interest expense related to the GE mortgage debt for which there were three full months of interest expense compared to one in the same period in the prior year; (2) $1.0 million related to interest expense on the Midland Mortgage Loan for the eight properties refinanced on February 28, 2013, which previously served as security for the KeyBank Credit Facility, which had a lower interest rate; and (3) $0.1 million in additional amortization of deferred financing costs related to new acquisitions. These increases are offset by a $0.1 million decrease in interest expense as it relates to the KeyBank Credit Facility (discussed below) and Mezzanine and bridge loans. Interest expense related to the Key Bank Credit Facility had a net decrease as a result of additional borrowings for the new acquisitions made subsequent to June 30, 2012, which were offset by the decrease in interest expense related to the eight properties refinanced on February 28, 2013. Borrowings during the three months ended June 30, 2013 pursuant to the KeyBank Bridge Loan totaled $23.4 million and were paid in full as of June 28, 2013 whereas during the same period in the prior year, a combined total of $14.7 million was borrowed between the Mezzanine and bridge loans of which $10.7 million remained outstanding as of June 30, 2012.

Comparison of the Six Months Ended June 30, 2013 and 2012

The following table provides summary information about our results of operations for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,		Increase/ (Decrease)	Percentage Change
	2013	2012
Rental income	$18,045,149	$9,756,038	$8,289,111	85%
Property expense recoveries	4,120,059	1,301,655	2,818,404	217%
Asset management fees to affiliates	1,492,077	828,461	663,616	80%
Property management fees to affiliates	624,863	285,541	339,322	119%
Property operating expense	1,888,850	68,542	1,820,308	N/A
Property tax expense	2,190,985	1,199,005	991,980	83%
Acquisition fees and expenses to non-affiliates	864,997	915,831	(50,834)	(6%)
Acquisition fees and expenses to affiliates	6,417,003	3,159,000	3,258,003	103%
General and administrative expenses	1,373,790	990,004	383,786	39%
Depreciation and amortization	7,964,002	4,174,421	3,789,581	91%
Interest expense	$5,849,792	$3,596,876	$2,252,916	63%

Rental Income

Rental income for the six months ended June 30, 2013 is comprised of rental income of $16.9 million, adjustments to straight-line contractual rent of $1.0 million, and in-place lease valuation amortization of $0.1 million. Rental income for the six months ended June 30, 2013 increased by approximately $8.3 million compared to the same period a year ago as a result of: (1) $5.9 million in additional rental income related to the real estate acquired subsequent to June 30, 2012; (2) a $2.1 million increase in rental income primarily as a result of rent increases related to the Emporia, LTI, AT&T, and GE properties and six full months of rental income related to the acquisitions made in the same period in the prior year; (3) an increase in straight-line contractual rent of $0.4 million; and (4) a decrease in in-place lease valuation amortization of $0.1 million.

Property Expense Recoveries

Also included as a component of revenue is the recovery of property operating expenses, which increased by $2.8 million compared to the same period a year ago as a result of: (1) $0.3 million in property tax recoveries primarily related to the GE and Zeller Plastik properties, which were owned for six months in the current period, and the acquisitions made in the current period; and (2) $2.5 million increase in property expense recoveries for recoverable expenses related to the AT&T property which was acquired on January 31, 2012, and the Travelers, Northrop, Health Net, Comcast, Schlumberger, UTC, Avnet, and Cigna properties acquired subsequent to June 30, 2012.

Property Expenses

Property expenses for the six months ended June 30, 2013 totaled $6.2 million consisting of asset management fees, property management fees, property operating expenses and property taxes. The total increase of $3.8 million compared to the same period a year ago is a result of $0.7 million in asset management fees, $0.3 million in property management fees, $1.8 million in property operating expenses, and $1.0 million in property taxes for the real estate acquired subsequent to June 30, 2012.

Acquisition Fees and Expenses

Real estate acquisition fees and expenses to non-affiliates for the six months ended June 30, 2013 decreased by $0.05 million compared to the same period a year ago. Real estate acquisition fees and expenses to affiliates of $6.4 million represent the acquisition fees and expenses due to our advisor for the Comcast, Boeing, Schlumberger, UTC, Avnet, and Cigna property acquisitions based on a combined acquisition price of $213.9 million compared to the $105.3 million combined acquisition price of the AT&T, Westinghouse, GE, and Travelers property acquisitions made during the prior year.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2013 increased by $0.4 million compared to the same period in the prior year. General and administrative expenses for the six months ended June 30, 2013 totaled $1.4 million consisting mostly of accounting and legal fees of $0.3 million, allocated personnel and rent costs incurred by our advisor of $0.3 million, and other expenses totaling $0.8 million. The total of $0.8 million in other expenses consisted mainly of Board of Directors’ fees, transfer agent fees, directors’ and officers’ insurance, filing fees, printing costs, and bank fees. The $0.4 million increase is primarily due to the following: (1) an increase of $0.1 million in allocated expenses which are related to additional personnel and rent costs incurred by our Advisor; (2) an increase of $0.1 million in accounting and legal fees related to increased activity in the current period including amendments to the property management agreement, share redemption program, and distribution reinvestment plan; and (3) an increase of $0.2 million in other expenses consisting mainly of transfer agent fees, filing fees, printing costs, bank charges, and technology expenses.

Depreciation and Amortization Expense

Depreciation and amortization expense for the six months ended June 30, 2013 consisted of depreciation of building and building improvements of our properties of $3.5 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $4.5 million. The increase of $3.8 million as compared to the same period in 2012 is a result of depreciation and amortization for the real estate acquired subsequent to June 30, 2012.

Interest Expense

Interest expense for the six months ended June 30, 2013 increased by approximately $2.3 million compared to the same period in 2012. The net increase is due primarily to the following: (1) $0.2 million in additional mortgage interest expense related to the GE mortgage debt for which there were six full months of interest expense compared to one month in the same period in the prior year; (2) $1.4 million related to interest expense on the Midland Mortgage Loan for the eight properties refinanced on February 28, 2013, which previously served as security for the KeyBank Credit Facility, which had a lower interest rate; (3) $0.4 million in additional interest expense primarily related to the KeyBank Credit Facility (as discussed below) as a result of the acquisitions made subsequent to June 30, 2012; and (4) $0.4 million in additional amortization of deferred financing costs related to the acquisitions made subsequent to June 30, 2012. These increases are offset by a $0.1 million decrease in interest expense as it relates to the Mezzanine and bridge loans due to a lower average balance compared to the same period in the prior year.

Funds from Operations and Modified Funds from Operations

Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases.

In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts (“NAREIT”) promulgated a measure known as funds from operations (“FFO”). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.

The Investment Program Association (“IPA”) issued Practice Guideline 2010-01 (the “IPA MFFO Guideline”) on November 2, 2010, which extended financial measures to include modified funds from operations (“MFFO”). In computing MFFO, FFO is adjusted for certain non-operating cash items such as acquisition fees and expenses and certain non-cash items such as straight-line rent, amortization of in-place lease valuations, amortization of discounts and premiums on debt investments, nonrecurring impairments of real estate-related investments, mark-to-market adjustments included in net income (loss), and nonrecurring gains or losses included in net income (loss) from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Management is responsible for managing interest rate, hedge and foreign exchange risk. To achieve our objectives, we may borrow at fixed rates or variable rates. In order to mitigate our interest rate risk on certain financial instruments, if any, we may enter into interest rate cap agreements and in order to mitigate our risk to foreign currency exposure, if any, we may enter into foreign currency hedges. We view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance. Additionally, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations, assessments regarding general market conditions, and the specific performance of properties owned, which can change over time. No less frequently than annually, we evaluate events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present, we assess whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) expected from the use of the assets and the eventual disposition. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges through operational net revenues or cash flows prior to any liquidity event.

We adopted the IPA MFFO Guideline as management believes that MFFO is a beneficial indicator of our on-going portfolio performance and ability to sustain our current distribution level. More specifically, MFFO isolates the financial results of the REIT’s operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or our future ability to pay our dividends. By providing FFO and MFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities. MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. As explained below, management’s evaluation of our operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

•

Straight-line rent. Most of our leases provide for periodic minimum rent payment increases throughout the term of the lease. In accordance with GAAP, these periodic minimum rent payment increases during the term of a lease are recorded to rental revenue on a straight-line basis in order to reconcile the difference between accrual and cash basis accounting. As straight-line rent is a GAAP non-cash adjustment and is included in historical earnings, it is added back to FFO to arrive at MFFO as a means of determining operating results of our portfolio.

•

Amortization of in-place lease valuation. As this item is a cash flow adjustment made to net income in calculating the cash flows provided by (used in) operating activities, it is added back to FFO to arrive at MFFO as a means of determining operating results of our portfolio.

•

Acquisition-related costs. We were organized primarily with the purpose of acquiring or investing in income-producing real property in order to generate operational income and cash flow that will allow us to provide regular cash distributions to our stockholders. In the process, we incur non-reimbursable affiliated and non-affiliated acquisition-related costs, which in accordance with GAAP, are expensed as incurred and are included in the determination of income (loss) from operations and net income (loss). These costs have been and will continue to be funded with cash proceeds from our Primary Public Offerings or included as a component of the amount borrowed to acquire such real estate. If we acquire a property after all offering proceeds from our Public Offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless our Advisor determines to waive the payment of any then-outstanding acquisition-related costs otherwise payable to our Advisor, such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses. Acquisition-related costs may negatively affect our operating results, cash flows from operating activities and cash available to fund distributions during periods in which properties are acquired, as the proceeds to fund these costs would otherwise be invested in other real estate related assets. By excluding acquisition-related costs, MFFO may not provide an accurate indicator of our operating performance during periods in which acquisitions are made. However, it can provide an indication of our on-going ability to generate cash flow from operations and continue as a going concern after we cease to acquire properties on a frequent and regular basis, which can be compared to the MFFO of other non-listed REITs that have completed their acquisition activity and have similar operating characteristics to ours. Management believes that excluding these costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management.

For all of these reasons, we believe the non-GAAP measures of FFO and MFFO, in addition to income (loss) from operations, net income (loss) and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and MFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and MFFO. Additionally, MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value. The use of MFFO as a measure of long-term operating performance on value is also limited if we do not continue to operate under our current business plan as noted above. MFFO is useful in assisting management and investors in assessing our on-going ability to generate cash flow from operations and continue as a going concern in future operating periods, and in particular, after the offering and acquisition stages are complete and NAV is disclosed. However, MFFO is not a useful measure in evaluating NAV because impairments are taken into account in determining NAV but not in determining MFFO. Therefore, FFO and MFFO should not be viewed as more prominent a measure of performance than income (loss) from operations, net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and MFFO is presented in the following table for the three and six months ended June 30, 2013 and 2012.

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net Loss	$(5,269,080)	$(1,113,630)	$(6,362,037)	$(4,159,647)
Adjustments:
Depreciation of building and improvements	1,935,565	1,140,627	3,463,912	2,087,426
Amortization of intangible assets	2,482,226	1,143,885	4,500,090	2,086,995
Depreciation of building and improvements- unconsolidated entity	14,164	—	14,164	—
Amortization of intangible assets- unconsolidated entity	14,271	—	14,271	—

FFO/(FFO Deficit)	$(822,854)	$1,170,882	$1,630,400	$14,774

Reconciliation of FFO to MFFO
FFO/(FFO Deficit)	$(822,854)	$1,170,882	$1,630,400	$14,774
Adjustments:
Acquisition fees and expenses to non-affiliates	609,218	234,276	864,997	915,831
Acquisition fees and expenses to affiliates	5,247,003	873,000	6,417,003	3,159,000
Acquisition fees and expenses to non-affiliates- unconsolidated entity	28,313	—	28,313	—
Revenues in excess of cash received (straight-line rents)	(548,731)	(314,843)	(1,000,779)	(586,712)
Amortization of above/(below) market rent	(92,858)	(56,241)	(137,192)	(199,392)
Revenues in excess of cash received (straight-line rents)- unconsolidated entity	(5,402)	—	(5,402)	—
Amortization of above/(below) market rent- unconsolidated entity	4,679	—	4,679	—
Gain on investment in unconsolidated entity	(160,000)	—	(160,000)	—

MFFO	$4,259,368	$1,907,074	$7,642,019	$3,303,501

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of debt service on our outstanding indebtedness, including repayment of the KeyBank Credit Facility, KeyBank Bridge Loan, and assumed mortgage loans discussed below, and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from our Public Offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments. Our Advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from our Public Offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

KeyBank Credit Facility

On June 13, 2013, we, through our Operating Partnership, and seven of its wholly-owned property-owning special purpose entities (“SPEs”), entered into that certain Second Amended and Restated Credit Agreement (the “Second Restated KeyBank Credit Agreement”) with KeyBank, as administrative agent, Bank of America as syndication agent, and the other Lenders, pursuant to which the Lenders provided available financing commitments of $190.0 million of a total $400.0 million Credit Facility (the “KeyBank Credit Facility”). During the first two years under the term of the Second Restated KeyBank Credit Agreement, we may request additional commitments up to the $400.0 million available Credit Facility, and the administrative agent will act on a best efforts basis to obtain such increases or additional commitments. Availability under the Second Restated KeyBank Credit Agreement is limited to the lesser of certain loan-to-value and debt service coverage ratio calculations set forth in the Second Restated KeyBank Credit Agreement.

In connection with the acquisitions of the Comcast, Boeing, Schlumberger, UTC, Avnet and Cigna properties on January 11, 2013, February 15, 2013, May 1, 2013, May 3, 2013, May 29, 2013 and June 20, 2013, respectively, we, through our Operating Partnership, made draws totaling $129.2 million under the KeyBank Credit Facility. As of June 30, 2013, $154.6 million of the KeyBank Credit Facility was outstanding, which is secured by the Will Partners, Northrop Grumman, Comcast, Boeing, Schlumberger, UTC, Avnet and Cigna properties. As of June 30, 2013, the available balance on the KeyBank credit Facility was $35.4 million.

KeyBank Bridge Loan

On June 13, 2013, certain of our Operating Partnership’s wholly owned SPEs entered into that certain First Amendment to Bridge Credit Agreement and Omnibus Amendment to Loan Documents (the “First Amendment”), pursuant to which the available commitments under the bridge credit agreement with KeyBank National Association and Fifth-Third Bank (“Bridge Credit Agreement”) were increased from $25.0 million to $35.0 million (the “KeyBank Bridge Loan”). In addition, the First Amendment provides that the commitments may be increased to a maximum of $50.0 million, in $5.0 million increments. The other material terms of the Bridge Credit Agreement were otherwise unchanged.

In connection with the acquisitions of the Comcast, UTC, Avnet and Cigna properties on January 11, 2013, May 3, 2013, May 29, 2013 and June 20, 2013, respectively, we, through our Operating Partnership, made draws from the KeyBank Bridge Loan totaling $33.8 million. The KeyBank Bridge Loan is guaranteed by our Chief Executive Officer and Chairman, both personally and through his trust, our Sponsor, and us. There was no outstanding balance on the KeyBank Bridge Loan on June 30, 2013 and the borrowing availability was $35.0 million.

Midland Mortgage Loan

On February 28, 2013, certain property-owning special purpose entities (“SPEs”) wholly-owned by our Operating Partnership, entered into a fixed-rate mortgage loan agreement with Midland National Life Insurance Company (the “Midland Mortgage Loan”), whereby certain properties, which previously served as security for the KeyBank Credit Facility, were refinanced in the amount of $105.6 million and now serve as collateral for the Midland Mortgage Loan. The Midland Mortgage Loan has a fixed interest rate of 3.94%, a term of 10 years and requires monthly interest-only payments for the first four years of the term, followed by principal and interest payments based on a 30-year amortization schedule with all remaining principal and unpaid interest due at maturity. The Midland Mortgage Loan is guaranteed by our Operating Partnership and is secured by a first lien on and individual security agreements with the Operating Partnership’s underlying interest in the SPEs owning the AT&T, Westinghouse, Renfro, Zeller Plastik, Travelers, Quad/Graphics, ITT, and Health Net properties, along with individual fixture filings, and assignments of leases, rents, income and profits related to each such property.

Other potential future sources of capital include proceeds from our Public Offerings, proceeds from secured or unsecured financings from banks or other lenders, including debt assumed in a real estate acquisition transaction, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility (other than the current KeyBank Credit Facility) or other third party source of liquidity, we will be heavily dependent upon the proceeds of our Public Offerings and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Short-Term Liquidity and Capital Resources

We expect to meet our short-term operating liquidity requirements with proceeds received in our Public Offerings and operating cash flows generated from our properties and other properties we acquire in the future. All advances from our Advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus.

Our cash and cash equivalent balances decreased by approximately $3.0 million during the six months ended June 30, 2013 and were used in or provided by the following:

Operating Activities. During the six months ended June 30, 2013, we generated $2.1 million of net cash from operating activities, compared to $1.5 million generated during the same period in 2012. The net loss in the current period is offset by (1) non-cash adjustments of $7.7 million (consisting mainly of depreciation and amortization of $8.7 million less deferred rent of $1.0 million), which increased compared to the same period in 2012 in which the same non-cash adjustments totaled $3.8 million, as a result of the increase in depreciation and amortization and deferred rent related to the properties acquired subsequent to June 30, 2012; (2) a $0.2 million gain on investment in an unconsolidated beneficial interest in a Delaware Statutory Trust (“DST”); and (3) cash provided by working capital of $1.0 million compared to cash provided by working capital of $1.9 million for the six months ended June 30, 2012. The decrease in working capital is primarily due to an increase in restricted cash reserves totaling approximately $2.1 million related to the cash collections received in a designated cash collateral account which is controlled by the lender.

Investing Activities. During the six months ended June 30, 2013, we used $206.4 million in cash for investing activities related to (1) $205.2 million for the acquisitions made in the current period, net of $8.3 million in limited partnership units issued, less approximately $0.2 million in real estate acquisition and other deposits used in the current period; and (2) $1.4 million for the investment in an unconsolidated beneficial interest in a DST, net of a $0.2 million gain. The increase in cash usage of $108.0 million compared to the six months ended June 30, 2012 is primarily due to an increase in acquisitions made in the current period of $106.6 million compared to the acquisitions made in the same period in the prior year plus $1.4 million used to acquire the beneficial interest in a DST in the current period.

Financing Activities. During the six months ended June 30, 2013, we generated $201.3 million in financing activities, compared to $94.9 million generated during the same period a year ago, an increase in cash provided by financing activities of $106.4 million. The increase in cash generated is the net result of a $222.9 million increase in the change in cash provided by financing activities compared to the prior year and a $116.5 million increase in the change in cash used in financing activities compared to the prior year. The $222.9 million increase is comprised of: (1) an increase of $172.0 million in proceeds from borrowings on the Midland Mortgage Loan, the KeyBank Credit Facility, and KeyBank Bridge Loan discussed above; and (2) an increase of $50.9 million in the issuance of common stock during the six months ended June 30, 2013, compared to the same period a year ago. The $116.5 million decrease consists of the following: (1) an increase of $112.0 million in loan repayments for the KeyBank Credit Facility and KeyBank Bridge Loan discussed above; (2) a $0.1 million increase in loan amortization compared to the same period a year ago; (3) a $1.6 million increase in distribution payments to common stockholders; (4) a $0.5 million increase in common stock repurchases; and (5) an increase in deferred financing costs of $2.3 million as a result of $0.2 million in additional deferred financing costs incurred from the six acquisitions made in the current period, $1.4 million in additional deferred financing costs related to the Midland Mortgage Loan, $0.2 million resulting from the First Amendment to the Bridge Credit Agreement, discussed in Note 5, Debt, $1.5 million as a result of the Second Restated KeyBank Credit Agreement, discussed in Note 5, Debt, less a $0.1 million write off of fees related to a lender syndicated under the KeyBank Credit Facility, which exited the facility during the current period, and less $0.9 million of amortization for the six months ended June 30, 2013.

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to pay distributions regularly unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code of 1986, as amended (the “Code”). The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in our Public Offerings;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

We have funded distributions with operating cash flow from our properties and offering proceeds raised in our Initial Public Offering. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions paid during the six months ended June 30, 2013 and the year ended December 31, 2012:

	June 30, 2013		December 31, 2012
Distributions paid in cash — noncontrolling interests	$1,179,844		$2,334,972
Distributions paid in cash — redeemable noncontrolling interests (1)	181,623		358,617
Distributions paid in cash — common stockholders	2,914,630		3,164,685
Distributions reinvested (shares issued)	2,968,921		2,732,270

Total distributions	$7,245,018(2)		$8,590,544

Source of distributions:
Cash flows provided by operations (3)	$2,145,110	30%	$5,058,053	59%
Offering proceeds from issuance of common stock(4)	2,130,987	29%	800,221	9%
Offering proceeds from issuance of common stock pursuant to the DRP	2,968,921	41%	2,732,270	32%

Total sources	$7,245,018	100%	$8,590,544	100%

(1)	Distributions represent the actual payments made to redeemable noncontrolling interests. These distributions are allocated to common stockholders (see consolidated statements of operations for the six months ended June 30, 2013) and noncontrolling interests (see consolidated statements of equity for the six months ended June 30, 2013) based on their respective ownership percentages as of June 30, 2013.
(2)	Total distributions declared but not paid as of June 30, 2013 were $0.6 million and $0.3 million for common stockholders and noncontrolling interests, respectively.
(3)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.
(4)	The terms of the KeyBank Bridge Loan required periodic payments throughout the month in which a bridge facility draw is outstanding, equal to the net equity raised in our Public Offerings. Proceeds from the issuance of common stock were used to pay down the draws on the KeyBank Bridge Loan in full on June 28, 2013.

For the six months ended June 30, 2013, we paid and declared distributions of approximately $6.1 million to common stockholders including shares issued pursuant to the DRP, and approximately $1.4 million to the limited partners of our Operating Partnership, as compared to FFO and MFFO for the six months ended June 30, 2013 of $1.6 million and $7.6 million, respectively. The payment of distributions from sources other than FFO or MFFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of June 30, 2013:

	Payments Due During the Years Ending December 31,
	Total		2013	2014-2015	2016-2017	Thereafter
Outstanding debt obligations (1)	$324,836,971(	2)	$703,167	$3,060,395	$40,564,921	$280,508,488
Interest on outstanding debt obligations (3)	73,263,061		5,951,816	23,721,357	19,849,818	23,740,070

Total	$398,100,032		$6,654,983	$26,781,752	$60,414,739	$304,248,558

(1)	Amounts include principal payments only. As of June 30, 2013, the total KeyBank Credit Facility was $154.6 million and is due on June 13, 2018, assuming the two one-year extensions are exercised.

(2)	The payments on our mortgage debt do not include the premium of $0.4 million.
(3)	Projected interest payments are based on the outstanding principal amounts and interest rates in effect at June 30, 2013.

Off-Balance Sheet Arrangements

As of June 30, 2013, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Subsequent Events

See Note 10, Subsequent Events, to the consolidated financial statements.

Financial Statements

The financial statements listed below are contained in this supplement:

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31, 2012
	(unaudited)
ASSETS
Cash and cash equivalents	$2,710,172	$5,672,611
Restricted cash	8,899,703	5,569,678
Real estate:
Land	71,688,399	50,952,519
Building and improvements	363,856,803	209,056,922
Tenant origination and absorption cost	110,564,177	68,333,173

Total real estate	546,109,379	328,342,614
Less: accumulated depreciation and amortization	(26,862,051)	(18,898,049)

Total real estate, net	519,247,328	309,444,565
Investment in unconsolidated entity	1,566,917	—
Above market leases, net	7,200,950	6,981,667
Deferred rent	3,869,804	2,869,025
Deferred financing costs, net	4,510,386	2,148,377
Prepaid expenses and other assets	1,454,283	1,360,495
Real estate acquisition and other deposits	500,000	750,000

Total assets	$549,959,543	$334,796,418

LIABILITIES AND EQUITY
Debt:
Mortgage payable, plus unamortized premium of $383,150 and $452,283, respectively	$170,620,273	$65,782,288
KeyBank Credit Facility	154,599,848	129,030,000

Total debt	325,220,121	194,812,288
Restricted reserves	5,607,509	4,447,560
Accounts payable and other liabilities	5,749,570	3,587,244
Distributions payable	895,656	620,839
Due to affiliates	1,298,317	545,138
Below market leases, net	13,513,488	9,176,658

Total liabilities	352,284,661	213,189,727

Commitments and contingencies (Note 8)
Noncontrolling interests subject to redemption, 531,000 units eligible towards redemption as of June 30, 2013 and December 31, 2012	4,886,686	4,886,686
Common stock subject to redemption	6,724,314	3,439,347
Stockholders’ equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; no shares outstanding, as of June 30, 2013 and December 31, 2012	—	—
Common Stock, $0.001 par value; 700,000,000 shares authorized; 22,387,115 and 13,376,868 shares outstanding, respectively	225,037	133,565
Additional paid-in capital	191,272,765	112,794,444
Cumulative distributions	(15,298,912)	(9,192,318)
Accumulated deficit	(13,452,274)	(7,966,871)

Total stockholders’ equity	162,746,616	95,768,820
Noncontrolling interests	23,317,266	17,511,838

Total equity	186,063,882	113,280,658

Total liabilities and equity	$549,959,543	$334,796,418

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenue:
Rental income	$9,865,904	$5,359,560	$18,045,149	$9,756,038
Property expense recoveries	2,452,744	703,548	4,120,059	1,301,655

Total revenue	12,318,648	6,063,108	22,165,208	11,057,693

Expenses:
Asset management fees to affiliates	825,577	461,142	1,492,077	828,461
Property management fees to affiliates	358,686	158,679	624,863	285,541
Property operating expense	1,121,643	43,414	1,888,850	68,542
Property tax expense	1,220,930	636,549	2,190,985	1,199,005
Acquisition fees and expenses to non-affiliates	609,218	234,276	864,997	915,831
Acquisition fees and expenses to affiliates	5,247,003	873,000	6,417,003	3,159,000
General and administrative expenses	784,822	495,594	1,373,790	990,004
Depreciation and amortization	4,417,791	2,284,512	7,964,002	4,174,421

Total expenses	14,585,670	5,187,166	22,816,567	11,620,805

Income (loss) from operations	(2,267,022)	875,942	(651,359)	(563,112)
Other income (expense):
Interest expense	(3,140,998)	(1,989,716)	(5,849,792)	(3,596,876)
Interest income	359	144	533	341
Gain on investment in unconsolidated entity	160,000	—	160,000	—
Loss from investment in unconsolidated entity	(21,419)	—	(21,419)	—

Net loss	(5,269,080)	(1,113,630)	(6,362,037)	(4,159,647)
Net loss attributable to noncontrolling interests	(832,515)	(334,089)	(1,027,826)	(1,409,333)

Net loss attributable to controlling interest	(4,436,565)	(779,541)	(5,334,211)	(2,750,314)
Distributions to redeemable noncontrolling interests attributable to common stockholders	(77,383)	(62,396)	(151,192)	(120,421)

Net loss attributable to common stockholders	$(4,513,948)	$(841,937)	$(5,485,403)	$(2,870,735)

Net loss attributable to common stockholders per share, basic and diluted	$(0.23)	$(0.10)	$(0.31)	$(0.40)

Weighted average number of common shares outstanding, basic and diluted	19,954,131	8,077,008	17,918,600	7,205,418

Distributions declared per common share	$0.17	$0.17	$0.34	$0.34

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional	Cumulative Distributions	Accumulated Deficit	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount	Paid-In Capital
BALANCE December 31, 2011	5,667,551	$56,611	$47,872,560	$(3,085,438)	$(3,772,346)	$41,071,387	$21,786,577	$62,857,964
Gross proceeds from issuance of common stock	7,444,210	74,442	74,367,658	—	—	74,442,100	—	74,442,100
Discount on issuance of common stock	—	—	(357,641)	—	—	(357,641)	—	(357,641)
Offering costs including dealer manager fees to affiliates	—	—	(8,855,762)	—	—	(8,855,762)	—	(8,855,762)
Distributions to common stockholders	—	—	—	(3,374,610)	—	(3,374,610)	—	(3,374,610)
Issuance of shares for distribution reinvestment plan	287,607	2,732	2,729,538	(2,732,270)	—	—	—	—
Repurchase of common stock	(22,500)	(220)	(219,130)	—	—	(219,350)	—	(219,350)
Repurchase of noncontrolling interests			(10,509)			(10,509)	(102,964)	(113,473)
Additions to common stock subject to redemption	—	—	(2,732,270)	—	—	(2,732,270)	—	(2,732,270)
Distributions to noncontrolling interests	—	—	—	—	—	—	(2,333,749)	(2,333,749)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	(98,921)	(98,921)
Net loss	—	—	—	—	(4,194,525)	(4,194,525)	(1,739,105)	(5,933,630)

BALANCE December 31, 2012	13,376,868	$133,565	$112,794,444	$(9,192,318)	$(7,966,871)	$95,768,820	$17,511,838	$113,280,658
Gross proceeds from issuance of common stock	8,753,681	88,982	88,892,607	—	—	88,981,589	—	88,981,589
Discount on issuance of common stock	—	—	(456,101)	—	—	(456,101)	—	(456,101)
Offering costs including dealer manager fees to affiliates	—	—	(9,715,276)	—	—	(9,715,276)	—	(9,715,276)
Distributions to common stockholders	—	—	—	(3,137,673)	—	(3,137,673)	—	(3,137,673)
Issuance of shares for distribution reinvestment plan	304,977	2,970	2,965,951	(2,968,921)	—	—	—	—
Repurchase of common stock	(48,411)	(480)	(479,207)	—	—	(479,687)	—	(479,687)
Additions to common stock subject to redemption	—	—	(2,968,921)	—	—	(2,968,921)	—	(2,968,921)
Contribution of noncontrolling interest	—	—	239,268	—	—	239,268	8,095,303	8,334,571
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,231,687)	(1,231,687)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	(30,362)	(30,362)
Net loss	—	—	—	—	(5,485,403)	(5,485,403)	(1,027,826)	(6,513,229)

BALANCE June 30, 2013	22,387,115	$225,037	$191,272,765	$(15,298,912)	$(13,452,274)	$162,746,616	$23,317,266	$186,063,882

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Six Months Ended June 30,
	2013	2012
Operating Activities:
Net loss	$(6,362,037)	$(4,159,647)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of building and building improvements	3,463,912	2,087,426
Amortization of intangible assets	4,500,090	2,086,995
Amortization of above and below market leases, net	(137,192)	(199,392)
Amortization of deferred financing costs	909,479	487,853
Amortization of debt premium	(69,133)	(47,484)
Deferred rent	(1,000,779)	(586,712)
Funding of restricted cash reserves	—	(5,000)
Loss from investment in unconsolidated entity	21,419	—
Distribution of earnings from investment in unconsolidated entity	11,664	—
Gain on investment in unconsolidated entity	(160,000)	—
Change in operating assets and liabilities:
Due from affiliates, net	—	459,521
Prepaid expenses and other assets	(93,788)	44,448
Rent collections received in restricted cash collateral account	(2,189,287)	—
Operating reserves due to debt refinancing	19,211	—
Accounts payable and other liabilities	2,478,372	831,638
Due to affiliates, net	753,179	536,180

Net cash provided by operating activities	2,145,110	1,535,826

Investing Activities:
Acquisition of properties, net	(205,165,529)	(98,391,730)
Real estate acquisition and other deposits	250,000	700,000
Payments for construction-in-progress	(11,926)	(1,005)
Investment in unconsolidated entity	(1,440,000)	—

Net cash used in investing activities	(206,367,455)	(97,692,735)

Financing Activities:
Proceeds from borrowings	268,615,000	96,584,015
Principal payoff of secured indebtedness	(137,445,152)	(25,400,000)
Principal amortization payments on secured indebtedness	(692,882)	(592,198)
Deferred financing costs	(3,271,488)	(975,027)
Issuance of common stock, net	78,810,212	27,955,977
Repurchase of common stock	(479,687)	(39,250)
Distributions to noncontrolling interests	(1,361,467)	(1,348,447)
Distributions to common stockholders	(2,914,630)	(1,275,875)

Net cash provided by financing activities	201,259,906	94,909,195

Net decrease in cash and cash equivalents	(2,962,439)	(1,247,714)
Cash and cash equivalents at the beginning of the period	$5,672,611	$5,429,440

Cash and cash equivalents at the end of the period	$2,710,172	$4,181,726

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$3,968,557	$2,563,826
Supplemental Disclosures of Non-cash Transactions:
Mortgage debt assumed in conjunction with the acquisition and contribution of real estate assets plus a premium of $0 and $211,423, respectively	$—	$6,908,270
Limited partnership units of the operating partnership issued in conjunction with the acquisition of real estate assets	$8,334,571	$—
Restricted cash- assumed upon acquisition/contribution of real estate assets by non-affiliates/affiliates	$3,139,420	$—
Restricted cash- deferred maintenance reserve funded in conjunction with the refinancing of debt	$583,301	$—
Restricted cash- ongoing reserve paid by tenant for improvements and other operating expenses	$234,134	$—
Increase (decrease) in distributions payable to noncontrolling interests	$51,774	$(7,991)
Increase in distributions payable to common stockholders	$223,043	$85,448
Distributions to redeemable noncontrolling interests attributable to common stockholders as reflected on the consolidated statements of operations	$151,192	$120,421
Common stock issued pursuant to the distribution reinvestment plan	$2,968,921	$1,051,725
Common stock redemptions funded subsequent to period-end	$56,617	$55,725
Noncontrolling interests repurchase payable	$—	$113,473

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

1.	Organization

Griffin Capital Essential Asset REIT, Inc., a Maryland corporation (the “Company”), was formed on August 28, 2008 under the Maryland General Corporation Law. The Company was organized primarily with the purpose of acquiring single tenant properties that are essential to the tenant’s business, and expects to use a substantial amount of the net proceeds from the Public Offerings (as defined below) to invest in these properties. The Company satisfied requisite financial and non-financial requirements and elected to be taxed as a REIT for each taxable year ended since December 31, 2010. The Company’s year end is December 31.

Griffin Capital Corporation, a California corporation (the “Sponsor”), is the sponsor of the Company’s Public Offerings. The Company’s Sponsor was formed in 1995 to engage principally in acquiring and developing office and industrial properties.

Griffin Capital Essential Asset Advisor, LLC, a Delaware limited liability company (the “Advisor”), was formed on August 27, 2008. The Sponsor is the sole member of the Advisor. The Company has entered into an advisory agreement for the Public Offerings (as amended and restated, the “Advisory Agreement”), which states that the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company. The officers of the Advisor are also officers of the Sponsor. The Advisory Agreement has a one-year term, and it may be renewed for an unlimited number of successive one-year periods by the Company’s board of directors.

On August 28, 2008, the Advisor purchased 100 shares of common stock for $1,000 and became the Company’s initial stockholder. On February 20, 2009, the Company began to offer shares of common stock, pursuant to a private placement offering to accredited investors (collectively, the “Private Offering”), which included shares for sale pursuant to the distribution reinvestment plan (“DRP”). On November 6, 2009, the Company began to offer, in a public offering, a maximum of 82,500,000 shares of common stock, consisting of 75,000,000 shares at $10.00 per share (the “Primary Public Offering”) and 7,500,000 shares pursuant to the DRP at $9.50 per share (together with the Primary Public Offering, the “Initial Public Offering”) and terminated the Private Offering.

On February 15, 2013, the Company announced the revised share offering price under the Initial Public Offering of $10.28 per share, and a revised price under the DRP equal to 95% of the revised share offering price, which is approximately $9.77 per share. The revised share price was primarily based on the net asset value (“NAV”) per share of the Company’s stock as of December 31, 2012. An independent, third-party real estate valuation and advisory firm with extensive experience in the valuation of real estate was engaged to appraise each of the properties owned by the Company as of December 31, 2012, in order to determine a gross asset value (the “GAV”). The GAV less management’s estimated fair market value of the in-place long-term debt as of December 31, 2012 resulted in the NAV. The valuation methodologies used to determine the NAV involved subjective judgments, assumptions and opinions, which are not audited.

On April 25, 2013, the Company terminated its Initial Public Offering and, on April 26, 2013, the Company began to offer, in a follow-on offering, up to $1.0 billion in shares of common stock, consisting of approximately 97.2 million shares at $10.28 per share (the “Primary Follow-On Offering” and together with the Primary Public Offering, the “Primary Public Offerings”) and $100 million in shares of common stock, consisting of approximately 10.2 million shares pursuant to the DRP at a price equal to 95% of the share price, which is approximately $9.77 per share (together with the Primary Follow-On Offering, the “Follow-On Offering” and, collectively with the Initial Public Offering, the “Public Offerings”). (See Note 10, Subsequent Events).

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

Through April 25, 2013, in connection with the Initial Public Offering, the Company had issued 19,200,570 shares of the Company’s common stock for gross proceeds of approximately $191.5 million. In connection with the Follow-On Offering, the Company had issued 3,021,478 shares of the Company’s common stock for gross proceeds of approximately $30.9 million from April 26, 2013 through June 30, 2013. As of June 30, 2013, the Company had received aggregate gross offering proceeds of approximately $224.8 million from the sale of shares in the Private Offering and the Public Offerings. There were 22,387,115 shares outstanding at June 30, 2013, including shares issued pursuant to the DRP, less shares redeemed pursuant to the share redemption plan. As of June 30, 2013 and December 31, 2012, the Company had issued $6.8 million and $3.8 million, respectively, in shares pursuant to the DRP, which are classified on the consolidated balance sheets as common stock subject to redemption, net of redemptions payable totaling approximately $0.1 million and $0.4 million, respectively (See Note 8, Commitments and Contingencies — Share Redemption Program). Since inception, the Company had redeemed $0.8 million of common stock pursuant to the share redemption plan as of June 30, 2013.

Griffin Capital Securities, Inc. (the “Dealer Manager”) is an affiliate of the Sponsor. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Public Offerings. On February 25, 2013, the Company and the Dealer Manager entered into a new dealer manager agreement for the Follow-On Offering. The dealer manager agreement may be terminated by either party upon prior written notice.

Griffin Capital Essential Asset Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), was formed on August 29, 2008. The Advisor purchased an initial 99% limited partnership interest in the Operating Partnership for $200,000, and the Company contributed the initial $1,000 capital contribution, received from the Advisor, to the Operating Partnership in exchange for a 1% general partner interest. As of June 30, 2013, the Company owned approximately 82% of the limited partnership units of the Operating Partnership, and, as a result of the contribution of five properties to the Company, the Sponsor and certain of its affiliates, including the Company’s Chief Executive Officer and Chairman, Kevin A. Shields, and certain officers of the Company, owned approximately 10% of the limited partnership units of the Operating Partnership. The remaining approximately 8% of the limited partnership units were owned by third parties, which were issued in exchange for a contributed interest in certain properties. During the year ended December 31, 2012, 11,907 limited partnership units of the Operating Partnership were redeemed for approximately $0.1 million. It is anticipated that the Operating Partnership will own, directly or indirectly, all of the properties acquired. The Operating Partnership may conduct certain activities through the Company’s taxable REIT subsidiary, Griffin Capital Essential Asset TRS, Inc., a Delaware corporation (the “TRS”) formed on September 2, 2008, which is a wholly-owned subsidiary of the Operating Partnership. The TRS had no activity as of June 30, 2013.

The Company’s property manager is Griffin Capital Essential Asset Property Management, LLC, a Delaware limited liability company (the “Property Manager”), which was formed on August 28, 2008 to manage the Company’s properties. The Property Manager derives substantially all of its income from the property management services it performs for the Company.

2.	Basis of Presentation and Summary of Significant Accounting Policies

The accompanying unaudited consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with principles generally accepted in the United States (“GAAP”) for interim financial information as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and in conjunction with rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

by GAAP for complete financial statements. The unaudited consolidated financial statements include accounts and related adjustments, which are, in the opinion of management, of a normal recurring nature and necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim period. Operating results for the three and six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The unaudited consolidated financial statements include accounts of the Company and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

Change in Consolidated Financial Statements Presentation

Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation. The Company removed interest income and interest expense as a component of total revenue and total expenses, respectively, on the consolidated statements of operations and now presents interest income and interest expense as non-operating other income (expense) for all periods presented. The Company also removed real estate acquisition and other deposits from prepaid expenses and other assets on the consolidated statements of cash flows and now presents them as a separate line item for all periods presented. Additionally, the Company removed dealer manager fees paid to affiliates from accounts payable and other liabilities on the consolidated balance sheets and now presents them in the Due to affiliates balance for all periods presented.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no restrictions on the use of the Company’s operating cash balance as of June 30, 2013 and December 31, 2012.

The Company maintains cash accounts with major financial institutions. The cash balances consist of business checking accounts and money market accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. At times, the balances in these accounts may exceed the insured amounts. The Company has not experienced any losses with respect to cash balances in excess of government-provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances as of June 30, 2013 and December 31, 2012.

Restricted Cash

In conjunction with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the Company assumed certain reserves to be used for specific property improvements, taxes and insurance. As of June 30, 2013 and December 31, 2012, the balance of these reserves, included in the consolidated balance sheets as restricted cash, was $8.9 million and $5.6 million, respectively. The balance as of June 30, 2013 includes $2.2 million in rent collections from the eight properties which serve

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

as collateral under the Midland Mortgage Loan and the rent abatement escrow for the Schlumberger property as discussed in Note 3, Real Estate.

Real Estate

Purchase Price Allocation

The Company applies the provisions in ASC 805-10, “Business Combinations,” to account for the acquisition of real estate, or real estate related assets, in which a lease, or other contract, is in place representing an active revenue stream, as a business combination. In accordance with the provisions of ASC 805-10, the Company recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values as of the acquisition date, on an “as if vacant” basis. Further, the Company recognizes the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business combination and, therefore, are expensed as incurred. Acquisition-related costs for the three and six months ended June 30, 2013 totaled $5.9 million and $7.3 million, respectively.

Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The valuation is measured based on the present value (using an interest rate, which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases, taking into consideration below-market extension options for below-market leases. In addition, renewal options are considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals, which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used in independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are considered intangible lease assets and are included with real estate assets on the consolidated balance sheets. The intangible lease assets are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets on the consolidated balance sheets and are amortized to expense over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions about current market rental rates, rental growth rates, discount rates and other

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income.

Depreciation and Amortization

The purchase price of real estate acquired and costs related to development, construction, and property improvements are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term
Tenant origination and absorption cost	Remaining contractual lease term
In-place lease valuation	Remaining contractual lease term with consideration as to below-market extension options for below-market leases

Depreciation expense for buildings and improvements for the three and six months ended June 30, 2013 and 2012 was $2.0 million, $3.5 million, $1.2 million, and $2.1 million, respectively.

Impairment of Real Estate and Related Intangible Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of the assets and the eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the net present value of the estimated future cash flows of the asset.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. As of June 30, 2013 and December 31, 2012, the Company did not record any impairment charges related to the real assets or intangible assets.

Equity Investments

ASC 810-10, Consolidation, provides a framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of the VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

beneficiary. Upon consolidation, the primary beneficiary generally must record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. If the variable interest holder is not the primary beneficiary, the interest in the VIE is recorded under the equity method of accounting.

On April 10, 2013, a Delaware Statutory Trust (“DST”) affiliated with the Company, acquired a two-building, single-story office campus located in Nashville, Tennessee (the “HealthSpring property”) for a purchase price of $36.4 million. The HealthSpring property is leased in its entirety pursuant to a triple-net lease to HealthSpring, Inc. (“HealthSpring”), obligating HealthSpring to all costs and expenses to operate and maintain the property, including certain capital expenditures. On the acquisition date the remaining term was approximately nine years. On April 12, 2013, the Company, through the Operating Partnership, acquired a 10% beneficial ownership interest in the DST. The Operating Partnership has two exchange rights in which it can acquire additional beneficial interests in the DST in the future, one which it may exercise at any point after the beneficial owners have held their interest in the DST for at least one year. If a beneficial owner elects to contribute their beneficial interest in the DST for limited partnership units of the Operating Partnership such exchange will be dilutive to the existing limited partnership unit holders. As of June 30, 2013, the investment balance totaled approximately $1.6 million. See Note 4, Equity Investments.

The interest in the DST discussed above is deemed to be a variable interest in a VIE and based on an evaluation of the variable interest against the criteria for consolidation, the Company determined that it is not the primary beneficiary of the investment. As such, the interest in the VIE is recorded using the equity method of accounting in the accompanying consolidated financial statements. Under the equity method, the investment in the unconsolidated entity is stated at cost and adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on the allocation of cash distributions upon liquidation of the investment in accordance with the joint venture agreements.

Revenue Recognition

Leases associated with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. As of June 30, 2013, there were no leases that provide for contingent rental income.

During the three and six months ended June 30, 2013 and 2012, the Company recognized deferred rent from tenants of $0.5 million, $1.0 million, $0.3 million and $0.6 million, respectively. As of June 30, 2013 and December 31, 2012, the cumulative deferred rent balance was $3.9 million and $2.9 million, respectively, and is included in deferred rent on the consolidated balance sheets.

Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for maintenance, expenses and certain other recoverable operating and capital expenses, including property taxes and insurance (collectively “Recoverable Expenses”), is recognized as revenue in the period in which the related expenses are incurred. The Company estimates Recoverable Expenses for the year and collects the estimated Recoverable Expenses in equal monthly installments as additional rent from the tenant, pursuant to the terms of the lease. At the end of the calendar year, the Company reconciles the estimated Recoverable Expenses paid by the tenant during the year to the actual amount of Recoverable Expenses incurred by the Company for the same period. The difference, if any, is either charged or credited to the tenant pursuant to the provisions of the lease. In certain instances the lease may

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

restrict the amount the Company can recover from the tenant such as a cap on certain property operating expenses.

Organizational and Offering Costs

Organizational and offering costs of the Primary Public Offerings are paid either by the Company or the Sponsor, on behalf of the Advisor, for the Company and are reimbursed from the proceeds of the Public Offerings at the estimated rate as disclosed in the Company’s prospectus. Organizational and offering costs consist of all expenses (other than sales commissions and dealer manager fees) to be paid by the Company in connection with the Public Offerings, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse the Advisor for all marketing-related costs and expenses, such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company’s shares; (ii) technology costs associated with the offering of the Company’s shares; (iii) costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.

Pursuant to the Advisory Agreement, the Company will reimburse the Advisor for organizational and offering expenses incurred in connection with the Primary Public Offerings in an amount not to exceed 3.5% of gross offering proceeds of the terminated or completed Primary Public Offerings for issuer costs (excluding sales commissions and dealer manager fees). In addition, pursuant to the Advisory Agreement, organization and offering expenses (including sales commissions and dealer manager fees and non-accountable due diligence expense allowance but excluding acquisition fees and expenses) may not exceed 15% of gross offering proceeds of the terminated or completed Public Offerings. If the organization and offering expenses exceed such limits discussed above, within 60 days after the end of the month in which the Public Offerings terminate or are completed, the Advisor must reimburse the Company for any excess amounts. As long as the Company is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (“NASAA REIT Guidelines”), such limitations discussed above will also apply to any future public offerings. As of June 30, 2013, organizational and offering costs did not exceed the limitations. (See Note 7, Related Party Transactions.)

The Advisor has incurred organizational and offering costs on the Company’s behalf, including those due to the Advisor, as follows:

	June 30, 2013	December 31, 2012
Cumulative offering costs- Private and Public Offerings	$25,868,861	$16,153,585

Cumulative organizational costs- Private and Public Offerings	$483,787	$396,484

Organizational and offering costs advanced by and due to the Advisor (1)	$732,631	$137,425

(1)	As of June 30, 2013 and December 31, 2012, these amounts are included in the Due to affiliates balance on the consolidated balance sheets.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized to, and included as a component of,

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

interest expense over the terms of the respective financing agreements. The Company’s deferred financing costs balance as of June 30, 2013 is comprised of financing costs incurred for the KeyBank Credit Facility (as defined herein), KeyBank Bridge Loan (as defined herein), and Midland Mortgage Loan (as defined herein), discussed in Note 5, Debt. As of June 30, 2013 and December 31, 2012, the Company’s deferred financing costs were $4.5 million and $2.1 million, respectively.

Noncontrolling Interests

Due to the Company’s control through the general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiaries, is consolidated with the Company and the limited partners’ interests are reflected as noncontrolling interests on the accompanying consolidated balance sheets.

The Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from total stockholders’ equity. Also, any acquisitions or dispositions of noncontrolling interests that do not result in a change of control are accounted for as equity transactions. Further, the Company recognizes a gain or loss in net income (loss) when a subsidiary is deconsolidated upon a change in control. Net income (loss) allocated to noncontrolling interests is shown as a reduction to net income (loss) in calculating net income (loss) attributable to common stockholders. Any future purchase or sale of an interest in an entity that results in a change of control may have a material impact on the financial statements, as the interest in the entity will be recognized at fair value with gains and losses included in net income (loss).

If noncontrolling interests are determined to be redeemable, they are classified as temporary equity and reported at their redemption value as of the balance sheet date. Since redeemable noncontrolling interests are carried at the redemption amount, net income (loss) is not allocated to redeemable noncontrolling interests and distributions to redeemable noncontrolling interest holders are allocated between common stockholders and noncontrolling interests based on their respective weighted-average ownership percentage of the Operating Partnership. (See Note 6, Noncontrolling Interests.)

Share-Based Compensation

The Company has adopted an Employee and Director Long-Term Incentive Plan (the “Plan”) pursuant to which the Company may issue stock-based awards to its directors and full-time employees (should the Company ever have employees), executive officers and full-time employees of the Advisor and its affiliate entities that provide services to the Company, and certain consultants who provide significant services to the Company. The term of the Plan is 10 years and the total number of shares of common stock reserved for issuance under the Plan is 10% of the outstanding shares of stock at any time. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. No awards have been granted under the Plan as of June 30, 2013.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

Fair Value Measurements

The framework established by the FASB for measuring fair value in generally accepted accounting principles for both financial and nonfinancial assets and liabilities provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

When available, the Company utilizes quoted market prices for similar assets or liabilities from independent third-party sources to determine fair value. Financial instruments as of June 30, 2013, consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, and mortgage payable, as defined in Note 5, Debt. Other than the mortgage debt assumed in conjunction with the acquisition of the Plainfield, Emporia Partners, LTI, and GE properties and the Midland Mortgage Loan discussed in Note 5, Debt, the amounts of the financial instruments presented in the consolidated financial statements, including the Midland Mortgage Loan and KeyBank Credit Facility, substantially approximate their fair value as of June 30, 2013 and December 31, 2012. The fair value of the four mortgage loans in the table below is estimated by discounting each loan’s contractual cash flows using current borrowing rates available to the Company for debt instruments with similar terms and maturities as shown below. The Company determined that the mortgage debt valuation in its entirety is classified in Level 3 of the fair value hierarchy and there were no transfers into and out of fair value measurement levels during the six months ended June 30, 2013 and year ended December 31, 2012.

	June 30, 2013		December 31, 2012
	Fair Value	Carrying Value	Fair Value	Carrying Value
Plainfield	$21,939,252	$20,108,695	$22,833,914	$20,257,850

Emporia Partners	$4,972,732	$4,601,590	$5,307,403	$4,757,113

LTI (1)	$34,401,013	$33,151,384	$35,555,789	$33,476,326

GE (2)	$7,133,556	$6,775,454	$7,332,566	$6,838,716

Midland Mortgage Loan	$101,754,448	$105,600,000	$—	$—

(1)	The carrying value does not include the debt premium of $0.2 million and $0.3 million as of June 30, 2013 and December 31, 2012, respectively.
(2)	The carrying value does not include the debt premium of $0.2 million as of June 30, 2013 and December 31, 2012.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

Income Taxes

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). To qualify as a REIT, the Company must meet certain organizational and operational requirements. The Company intends to adhere to these requirements and maintain its REIT status for the current year and subsequent years. As a REIT, the Company generally will not be subject to federal income taxes on taxable income that is distributed to stockholders. However, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income, if any. If the Company fails to qualify as a REIT in any taxable year, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants the Company relief under certain statutory provisions. Such an event could materially adversely affect net income and net cash available for distribution to stockholders. As of June 30, 2013 the Company satisfied the REIT requirements and distributed all of its taxable income.

Pursuant to the Code, the Company has elected to treat its corporate subsidiary as a taxable REIT subsidiary (“TRS”). In general, the TRS may perform non-customary services for the Company’s tenants and may engage in any real estate or non real estate-related business. The TRS will be subject to corporate federal and state income tax. As of June 30, 2013 the TRS had not commenced operations.

Per Share Data

The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding, including common stock equivalents. As of June 30, 2013 and December 31, 2012, there were no common stock equivalents that would have a dilutive effect on earnings (loss) per share for common stockholders.

Distributions declared and paid per common share assumes each share was issued and outstanding each day during the three months ended June 30, 2013. Distributions declared per common share was based on daily declaration and record dates selected by the Company’s board of directors of $0.001901096 per day per share on the outstanding shares of common stock.

Segment Information

ASC Topic 280, Segment Reporting, establishes standards for reporting financial and descriptive information about a public entity’s reportable segments. The Company internally evaluates all of the properties and interests therein as one reportable segment.

Unaudited Data

Certain information used to describe the real estate investments included in the Company’s consolidated financial statements such as square footage, occupancy, and annualized gross base rent percentages, are presented on an unaudited basis.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU No. 2013-02”). ASU No. 2013-02 requires an entity to provide

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

information about the amounts reclassified out of accumulated other comprehensive income by component. An entity is also required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by respective line items of net income only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts, such as when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. ASU No. 2013-02 is effective for reporting periods beginning after December 31, 2012. The Company’s adoption of ASU No. 2013-02 did not have a material impact on its consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU No. 2013-01”). ASU No. 2013-01 clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with ASC 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45, Balance Sheet - Other Presentation Matters, or ASC 815-10-45, Derivatives and Hedging - Other Presentation Matters, or subject to an enforceable master netting arrangement or similar agreement. ASU No. 2013-01 is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The Company’s adoption of ASU No. 2013-01 did not have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU No. 2011-11”). ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement, including derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this update are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company’s adoption of ASU No. 2011-01 did not have a material impact on its consolidated financial statements.

3.	Real Estate

As of June 30, 2013, the Company’s real estate portfolio consisted of 20 properties including office, warehouse, and manufacturing facilities with a combined acquisition value of $539.1 million, including the allocation of the purchase price to above and below-market lease valuation.

2013 Acquisitions

During the six months ended June 30, 2013, the Company acquired six properties from unaffiliated parties. The aggregate purchase price of the acquisitions was $213.9 million as shown below.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

Property	Acquisition Date	Tenant	Industry	Property Type	Purchase Price	Square Feet	Acquisition Fees and Reimbursable Expenses Paid to the Advisor (1)	Credit Facility (2)	Other Debt Financing (2)	Year of Lease Expiration	2013 Annualized Gross Base Rent (3)
Comcast Greenwood Village, CO	1/11/2013	Comcast Holdings, LLC	Telecommunications	Office	$27,000,000	157,300	$810,000	$16,200,000	$10,365,000	2021	$2,215,000
Boeing Renton, WA	2/15/2013	The Boeing Company	Aerospace	Office	12,000,000	70,100	360,000	6,600,000	—	2017	1,504,000
Schlumberger Houston, TX	5/1/2013	Schlumberger Technology Corporation	Energy (Oil Services)	Office	48,750,000	149,700	1,462,500	20,300,000	—	2024	2,985,000
United Technologies (“UTC”) Charlotte, NC	5/3/2013	United Technologies Corporation	Aerospace	Office	39,188,000	198,900	1,175,640	16,300,000	14,500,000	2025	2,532,000
Avnet Chandler, AZ	5/29/2013	Avnet, Inc.	Technology	Research & Development/ Flex Facility	32,462,100	231,400	973,863	21,500,000	3,250,000	2018	2,758,000
Cigna Phoenix, AZ	6/20/2013	Connecticut General Life Insurance Company	Insurance	Office	54,500,000	232,600	1,635,000	48,300,000	5,700,000	2023	3,586,000

					$213,900,100	1,040,000	$6,417,003	$129,200,000	$33,815,000		$15,580,000

(1)	The Advisor receives acquisition fees and expense reimbursements equal to 2.5% and 0.5% of the contract purchase price, respectively, for each property acquired. The total is included in acquisition fees and expenses to affiliates on the consolidated statements of operations.
(2)	Represents borrowings from the KeyBank Credit Facility and KeyBank Bridge Loan discussed in Note 5, Debt. The remaining purchase price was funded with net proceeds raised in the Initial Public Offering.
(3)	Gross base rent is based on the contractual rental payments for the 12-month period subsequent to June 30, 2013. Total rental income received for the Schlumberger, UTC, Avnet, and Cigna properties for the three months ended June 30, 2013 was $0.5 million, $0.4 million, $0.3 million, and $0.1 million, respectively, based on an acquisition date of May 1, 2013, May 3, 2013, May 29, 2013, and June 20, 2013, respectively.

The following summarizes the purchase price allocation of the 2013 acquisitions.

Property	Land	Building and improvements	Tenant origination and absorption cost	In-place lease valuation- above/(below) market	Total
Comcast	$3,145,880	$14,170,560	$8,655,578	$627,982	$26,600,000(1)
Boeing	3,000,000	5,291,315	3,708,685	—	12,000,000
Schlumberger	2,800,000	39,921,024	7,831,114	(1,802,138)	48,750,000
UTC	1,330,000	28,426,881	9,431,119	—	39,188,000
Avnet	1,860,000	28,907,849	2,572,854	(878,603)	32,462,100
Cigna	8,600,000	38,070,325	10,031,654	(2,201,979)	54,500,000

Total	$20,735,880	$154,787,954	$42,231,004	$(4,254,738)	$213,500,100

(1)	Amount represents the purchase price of $27.0 million, net of a $0.4 million credit from the seller for deferred maintenance costs, which reduced building and improvements.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

The following unaudited condensed pro forma operating information is presented as if the Company’s properties acquired in 2013 had been included in operations as of January 1, 2012. The pro forma operating information includes certain nonrecurring adjustments, such as acquisition fees and expenses incurred as a result of the assets acquired in the acquisitions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenue	$15,069,878	$12,293,771	$29,994,690	$23,522,698

Net income (loss)	$1,004,362	$6,280,202	$2,005,723	$10,098,930

Net income (loss) attributable to common stockholders	$749,810	$4,169,648	$1,468,229	$6,459,519

Net income (loss) attributable to common stockholders per share, basic and diluted	$0.04	$(0.52)	$0.08	$(0.90)

The lease expirations of the Company’s 20 properties range from 2016 to 2025. The future minimum net rent payments pursuant to the lease terms are shown in the table below.

2013	$21,924,998
2014	44,421,225
2015	45,073,375
2016	45,838,192
2017	45,430,548
Thereafter	205,701,442

Total	$408,389,780

Revenue Concentration

No property, based on annualized gross base rent for the 12-month period subsequent to June 30, 2013, pursuant to the respective in-place leases, was greater than 10% as of June 30, 2013.

The percentage of annualized gross base rent for the 12-month period subsequent to June 30, 2013, by state, based on the respective in-place leases, is as follows:

State	Annualized Gross Base Rent	Number of Tenants	Percentage of Annualized Gross Base Rent
California	$8,329,000	3	18.7%
Arizona	6,344,000	2	14.2
Illinois	6,180,000	3	13.9
Colorado	4,695,000	3	10.5
Washington	4,647,000	2	10.3
Texas	2,985,000	1	6.7
Pennsylvania	2,887,000	1	6.5
North Carolina	2,532,000	1	5.7
All others	6,066,000	4	13.5

Total	$44,665,000	20	100%

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

The percentage of annualized gross base rent for the 12-month period subsequent to June 30, 2013, by industry, based on the respective in-place leases, is as follows:

Industry	Annualized Gross Base Rent	Number of Tenants	Percentage of Annualized Gross Base Rent
Insurance	$8,187,000	3	18.3%
Consumer products	7,031,000	4	15.8
Aerospace	6,664,000	4	14.8
Energy	5,872,000	2	13.2
Telecommunications	5,358,000	2	12.0
Biotechnology	4,230,000	1	9.5
Technology	2,758,000	1	6.2
Engineering	2,587,000	1	5.8
All others	1,978,000	2	4.4

Total	$44,665,000	20	100%

The tenant lease expirations by year based on annualized gross base rent for the 12-month period subsequent to June 30, 2013 are as follows:

Year of Lease Expiration	Annualized Gross Base Rent	Number of Tenants	Square Feet	Percentage of Annualized Gross Base Rent
2016	$762,000	1	35,800	1.7%
2017	1,504,000	1	70,100	3.3
2018	3,876,000	2	345,700	8.7
2019	4,653,000	2	255,000	10.3
2020	3,797,000	2	1,021,000	8.5
2021	4,167,000	2	723,800	9.4
2022	12,652,000	5	1,014,100	28.4
2023	3,586,000	1	232,600	8.0
2024	4,249,000	2	280,700	9.5
2025	5,419,000	2	316,900	12.2

Total	$44,665,000	20	4,295,700	100%

Tenant Risk

Tenant security deposits as of June 30, 2013 and December 31, 2012, which were included in the accounts payable and other liabilities balance on the consolidated balance sheets, totaled $0.03 million, as required pursuant to the lease for the ITT property. No security deposits were received for the other 19 tenant leases and, therefore, the Company bears the full risk of tenant rent collections. Certain leases do, however, require the tenant to pay a penalty in the event of early termination, which fee would be utilized for re-tenanting and restoration. Tenant receivables as of June 30, 2013 and December 31, 2012 totaled less than $0.05 million and $0.01 million, respectively.

In June 2013, World Kitchen, LLC vacated the Will Partners property but remains obligated for the rental payments over the remaining lease term of approximately 7 years, or through February 29, 2020, with no option for early termination. The Company’s property manager is actively involved in finding an appropriate replacement tenant.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

GE Aviation Systems, (“GE”), the tenant occupying the GE property, was acquired by TransDigm Group, Inc., (“TransDigm”) on June 30, 2013. TransDigm, a public company traded on NYSE under the symbol (TDG) is a Cleveland, OH based aircraft parts maker. As part of the transaction, TransDigm assumed the GE lease. General Electric will continue to guaranty the lease for the duration of the term.

Intangibles

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation and tenant origination and absorption cost, as discussed above and as shown below. The leases were measured against comparable leasing information and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using, as the discount rate, the capitalization rate utilized to compute the value of the real estate at acquisition or contribution. The discount rate used to compute the present value of the intangible assets for the Westinghouse property was adjusted to consider the potential risk that the tenant would exercise the termination option pursuant to the lease.

	Balance June 30, 2013	Balance December 31, 2012
In-place lease valuation (above market)	$8,534,172	$7,906,191
In-place lease valuation (above market)-accumulated amortization	(1,333,222)	(924,524)

In-place lease valuation (above market), net	$7,200,950	$6,981,667

In-place lease valuation (below market)	$(15,624,433)	$(10,741,713)
In-place lease valuation (below market)-accumulated amortization	2,110,945	1,565,055

In-place lease valuation (below market), net	$(13,513,488)	$(9,176,658)

Tenant origination and absorption cost	$110,564,177	$68,333,173
Tenant origination and absorption cost-accumulated amortization	(13,335,689)	(8,835,599)

Tenant origination and absorption cost, net	$97,228,488	$59,497,574

The intangible assets are amortized over the remaining lease term of each property, which on a weighted-average basis, was approximately 8.5 years and 8.9 years as of June 30, 2013 and December 31, 2012, respectively. The amortization of the intangible assets for the respective periods is as follows:

	Amortization (income) expense for the six months ended June 30,
	2013	2012
In-place lease valuation, net	$(137,192)	$(199,392)
Tenant origination and absorption cost	$4,500,090	$2,086,995

As of June 30, 2013, amortization (income) expense for in-place lease valuation, net, and tenant origination and absorption cost is expected to be $(0.7) million and $11.6 million, respectively, each year for the next five years. As of December 31, 2012, amortization (income) expense for in-place lease valuation, net, and tenant origination and absorption cost was expected to be $(0.2) million and $6.9 million, respectively, each year for the next five years.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

Restricted Cash

As part of the real estate asset acquisitions and contributions, the Company assumed certain building and tenant improvement reserves, which are included on the consolidated balance sheets as restricted cash. Additionally, an ongoing replacement reserve is funded by certain tenants pursuant to each tenant’s respective lease as follows:

	Balance December 31, 2012	Additions	Deductions	Balance June 30, 2013
Plainfield (1)	$496,547	$50,000	$—	$546,547
Will Partners (1)	257,347	53,544	(28,838)	282,053
Emporia Partners (2)	679,497	130,590	(116)	809,971
ITT (3)	342,512	—	(342,512)	—
Quad/Graphics (3)	260,000	—	(260,000)	—
GE (4)	5,000	—	—	5,000
Health Net (5)	3,528,775	694	(907,911)	2,621,558
Comcast (6)	—	1,572,940	—	1,572,940
Midland Mortgage Loan Reserves (7)	—	583,927	—	583,927
Midland Mortgage Loan Restricted Lockbox (8)	—	1,324,234	—	1,324,234
Schlumberger Rent Abatement Escrow (9)	—	1,111,566	(247,014)	864,552
Schlumberger (10)	—	1,566,480	(1,277,559)	288,921

Total	$5,569,678	$6,393,975	$(3,063,950)	$8,899,703

(1)	Additions to the reserve balance are funded by the tenant. See supplemental disclosures on the consolidated statements of cash flows.
(2)	The balance at June 30, 2013 consisted of a replacement reserve of $0.5 million, which was funded by the contributing entity. Additionally, the balance at June 30, 2013 consists of tax and insurance reserves totaling $0.3 million, which were funded by the tenant. See supplemental disclosures on the consolidated statements of cash flows.
(3)	Prior year balance represents capital expenditure reserves, which were held by the lender. The reserves were released on February 28, 2013, in conjunction with the refinancing of certain properties that previously served as security for the KeyBank Credit Facility, as discussed in Note 5, Debt.
(4)	Balance represents a required impressed balance in the lender-controlled account.
(5)	Prior year balance represents a tenant improvement reserve funded by the seller and held by the lender. Additions in the current period consist of interest earned. Deductions are a result of reimbursements made to the tenant from the reserve in the current period. The remaining reserve will be disbursed as the improvements are completed, which is expected to be by the end of 2013. See supplemental disclosures on the consolidated statements of cash flows.
(6)	Addition represents a tenant improvement reserve funded by the seller and held by the lender. The reserve is expected to be utilized in 2013. See supplemental disclosures on the consolidated statements of cash flows.
(7)	Addition represents a deferred maintenance reserve funded by the Company as part of the refinancing that occurred on February 28, 2013 whereby certain properties became collateral for the Midland Mortgage Loan, as discussed in Note 5, Debt. These deferred maintenance projects will be completed in 2013. Additions in the current period include interest earned.
(8)	As part of the terms of the Midland Mortgage Loan, as discussed in Note 5, Debt, rent collections from the eight properties which serve as collateral thereunder, are received in a designated cash collateral account which is controlled by the lender until the designated payment date, as defined in the loan agreement, and the excess cash is transferred to the appropriate property operating accounts.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

(9)	Addition represents a rent abatement escrow funded by the seller and held by the lender for 50% of the total base rent per the terms of the lease through January 2014. The lender releases the appropriate amount each month to allow for a full rent payment.
(10)	Addition represents a tenant improvement reserve funded by the seller and held by the lender. Reimbursements to the tenant, from the reserve, totaling $1.3 million were made during the period. The remaining reserve will be disbursed as improvements are completed, which is expected to be by the end of 2013. See supplemental disclosures on the consolidated statements of cash flows.

4.	Investments

On April 10, 2013, the Company purchased a 10% beneficial ownership interest in a DST that is sponsored by an affiliate of the Company. As of June 30, 2013, the investment balance totaled approximately $1.6 million, adjusted for the Company’s share of net earnings or losses and reduced by distributions as shown below. See Note 2, Equity Investments.

Investment in unconsolidated entity	$1,600,000
Net losses	(21,419)
Distributions	(11,664)

Total	$1,566,917

5.	Debt

As of June 30, 2013 and December 31, 2012, the Company’s debt consisted of the following:

	Balance as of June 30, 2013	Balance as of December 31, 2012	Contractual Interest Rate As of June 30, 2013 (1)	Payment Type	Loan Maturity
Plainfield Mortgage Loan	$20,108,695	$20,257,850	6.65%	Principal and Interest	November 2017
Emporia Partners Mortgage Loan	4,601,590	4,757,113	5.88%	Principal and Interest	September 2023
LTI Mortgage Loan	33,151,384	33,476,326	5.80%	Principal and Interest	March 2016
LTI Mortgage Loan Premium	229,033	271,973	—	—	—
GE Mortgage Loan	6,775,454	6,838,716	5.98%	Principal and Interest	June 2016
GE Mortgage Loan Premium	154,117	180,310	—	—	—
Midland Mortgage Loan	105,600,000	—	3.94%	Interest Only through March 2017/Principal and Interest thereafter	March 2023

Mortgage Loan Total	170,620,273	65,782,288
KeyBank Credit Facility	154,599,848	129,030,000	2.45%(2)	Interest Only	June 2018 (3)

Total	$325,220,121	$194,812,288

(1)	The weighted average interest rate as of June 30, 2013 was approximately 3.7% and 4.8% for all of the Company’s debt and for the Company’s fixed-rate debt, respectively.
(2)	Under the terms of the Second Restated KeyBank Credit Agreement, as discussed below, the interest rate is a one-month LIBO Rate + 2.25%. As of June 30, 2013 the LIBO Rate was 0.20%.
(3)	The Second Restated KeyBank Credit Agreement, as discussed below, allows for two one-year extensions, as long as an event of default does not exist. Maturity date assumes both one-year extensions are exercised.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

KeyBank Credit Facility

On June 13, 2013, the Company, through the Operating Partnership, and seven of its wholly-owned property-owning special purpose entities (“SPEs”), entered into that certain Second Amended and Restated Credit Agreement (the “Second Restated KeyBank Credit Agreement”) with KeyBank, as administrative agent, Bank of America as syndication agent, and a syndicate of lenders (collectively, the “Lenders”), pursuant to which the Lenders provided available financing commitments of $190.0 million of a total $400.0 million Credit Facility (the “KeyBank Credit Facility”). During the first two years under the term of the Second Restated KeyBank Credit Agreement, the Company may request additional commitments up to the $400.0 million available Credit Facility, and the administrative agent will act on a best efforts basis to obtain such increases or additional commitments. Availability under the Second Restated KeyBank Credit Agreement is limited to the lesser of certain loan-to-value and debt service coverage ratio calculations set forth in the Second Restated KeyBank Credit Agreement. The terms also require the Company to pay, on a quarterly basis, an annual facility fee of 0.30% of the average daily unused amount of the total commitment if the average daily unused amount of the commitments is less than 50%, or 0.20% of the average unused amount of the total commitment if the average daily unused amount of the commitments is more than 50%.

Under the terms of the Second Restated KeyBank Credit Agreement, the Company has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the Second Restated KeyBank Credit Agreement) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding, plus (i) 1.75%, assuming a leverage ratio of less than 50%, (ii) 2.00% assuming a leverage ratio of 50% to 55%, (iii) 2.25% assuming a leverage ratio of 55% to 60%, and (iv) 2.50% assuming a leverage ratio greater than 60% (“LIBOR-based”), or (b) an alternate base rate, which is the greater of the (i) Prime Rate, or (ii) Federal Funds Rate plus 0.50%.

In connection with the acquisitions of the Comcast, Boeing, Schlumberger, UTC, Avnet and Cigna properties on January 11, 2013, February 15, 2013, May 1, 2013, May 3, 2013, May 29, 2013 and June 20, 2013, respectively, the Company, through the Operating Partnership, made draws totaling $129.2 million under the KeyBank Credit Facility. As of June 30, 2013, $154.6 million of the KeyBank Credit Facility was outstanding, which is secured by the Will Partners, Northrop Grumman, Comcast, Boeing, Schlumberger, UTC, Avnet and Cigna properties. Per the terms of the Second Restated KeyBank Credit Agreement, the maximum loan available under the KeyBank Credit Facility is the lesser of the total commitments ($190.0 million) or the aggregate borrowing base availability ($154.6 million), therefore, $35.4 million was available as of June 30, 2013.

KeyBank Bridge Loan

On June 13, 2013, certain of the Company’s Operating Partnership’s wholly owned SPEs entered into that certain First Amendment to Bridge Credit Agreement and Omnibus Amendment to Loan Documents (the “First Amendment”), pursuant to which the available commitments under the bridge credit agreement with KeyBank National Association and Fifth-Third Bank (“Bridge Credit Agreement”) were increased from $25.0 million to $35.0 million (the “KeyBank Bridge Loan”). In addition, the First Amendment provides that the commitments may be increased to a maximum of $50 million, in $5 million increments. The other material terms of the Bridge Credit Agreement were otherwise unchanged. The terms also require the Company to pay, on a quarterly basis, an annual facility fee of 0.30% of the average daily unused amount of the total commitment. In connection with the acquisitions of the Comcast, UTC, Avnet and Cigna properties on January 11, 2013, May 3, 2013, May 29, 2013 and June 20, 2013, respectively, the Company, through the Operating Partnership, made draws totaling $33.8 million. The KeyBank Bridge Loan is guaranteed by the Company’s Chief Executive Officer and Chairman, both

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

personally and through his trust, the Company’s Sponsor, and the Company. There was no outstanding balance on the KeyBank Bridge Loan on June 30, 2013 and the borrowing availability was $35.0 million.

Midland Mortgage Loan

On February 28, 2013, certain property-owning special purpose entities (“SPEs”) wholly-owned by the Operating Partnership, entered into a fixed-rate mortgage loan agreement with Midland National Life Insurance Company (the “Midland Mortgage Loan”), whereby certain properties, which previously served as security for the KeyBank Credit Facility, were refinanced in the amount of $105.6 million and now serve as collateral for the Midland Mortgage Loan. The Midland Mortgage Loan has a fixed interest rate of 3.94%, a term of 10 years and requires monthly interest-only payments for the first four years of the term, followed by principal and interest payments based on a 30-year amortization schedule with all remaining principal and unpaid interest due at maturity. The Midland Mortgage Loan is guaranteed by the Operating Partnership and is secured by a first lien on and individual security agreements on the Operating Partnership’s underlying interest in the SPEs owning the AT&T, Westinghouse, Renfro, Zeller Plastik, Travelers, Quad/Graphics, ITT, and Health Net properties, along with individual fixture filings, and assignments of leases, rents, income and profits related to each such property.

Debt Covenant Compliance

Pursuant to the terms of the Second Restated KeyBank Credit Agreement, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants including, but not limited to (as defined therein), (1) a maximum total leverage ratio (65%); (2) a minimum interest coverage ratio (2.0 to 1); (3) a minimum fixed charge ratio (1.75 to 1); (4) a maximum variable debt ratio (30%); and (5) minimum tangible net worth of at least $157,650,464 plus 80% of the net proceeds of any equity issuance after the effective date and 100% of the equity in any properties contributed to the Company after the effective date, the violation of which would constitute an event of default.

Pursuant to the terms of the KeyBank Bridge Loan, the Operating Partnership, in consolidation with the Company, is subject to the same loan compliance covenants discussed above pursuant to the terms of the KeyBank Credit Facility. In addition, the terms of the KeyBank Bridge Loan require the Sponsor and the Company’s Chief Executive Officer and Chairman to maintain a minimum combined liquidity of $5.0 million and also requires the Company’s Chief Executive Officer and Chairman to maintain a minimum net worth of $75.0 million. The terms also require that the Operating Partnership, in consolidation with the Company, generate, during the term of the KeyBank Bridge Loan, gross equity proceeds from the Public Offerings of at least $5.0 million per month.

Pursuant to the terms of the Midland Mortgage Loan, the Operating Partnership, in consolidation with the Company, is required to maintain a debt service coverage ratio, as defined in the loan agreement, of 1.60 to 1 and must maintain a minimum net worth of $75.0 million.

The Company was in compliance with all of its debt covenants as of June 30, 2013.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

The following summarizes the future principal repayments of all loans as of June 30, 2013 per the loan terms discussed above:

2013	$703,167
2014	1,483,643
2015	1,576,752
2016	38,564,152	(1)
2017	2,000,769
Thereafter	280,508,488	(2)

Total principal	324,836,971
Unamortized debt premium	383,150

Total debt	$325,220,121

(1)	Amount includes payment of the balances of the LTI and GE mortgage loans which mature in 2016. Principal repayments on both mortgage loans do not include the valuation premium of $0.4 million.
(2)	Amount includes payment of the balance of the KeyBank Credit Facility upon expiration on June 13, 2018, assuming both one-year extensions are exercised and payment of the balance of the Midland Mortgage Loan upon expiration in 2023.

6.	Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. Units of limited partnership interest were issued as part of the initial capitalization of the Operating Partnership and in conjunction with the contribution of certain assets, as discussed in Note 1, Organization. As of June 30, 2013, noncontrolling interests were approximately 16% of total shares outstanding and approximately 17% of weighted average shares outstanding (both measures assuming limited partnership units were converted to common stock). The Company has evaluated the terms of the limited partnership interests in the Operating Partnership and as a result, has classified limited partnership interests issued as the initial capitalization and in conjunction with the contributed assets to noncontrolling interests and are presented as a component of permanent equity, except as discussed below.

The Company evaluates individual noncontrolling interests for the ability to recognize the noncontrolling interest as permanent equity on the consolidated balance sheets at the time such interests are issued and on a continual basis. Any noncontrolling interest that fails to qualify as permanent equity has been reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

The Operating Partnership has issued 4.8 million limited partnership units to affiliated parties and unaffiliated third parties in exchange for certain properties. To the extent the contributors should elect to redeem all or a portion of their Operating Partnership units, pursuant to the terms of the respective contribution agreement, such redemption shall be at a per unit value equivalent to the price at which the contributor acquired its limited partnership units in the respective transaction.

The limited partners of the Operating Partnership will have the right to cause the general partner of the Operating Partnership, the Company, to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, purchase their limited partnership units by issuing one share of the Company’s common stock for the original redemption value of each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. Furthermore, the limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. On

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

July 31, 2012, 11,907 limited partnership units of the Operating Partnership were redeemed for approximately $0.1 million or 95.3% of the contributed value. There were no further redemption requests as of June 30, 2013.

Operating partnership units issued pursuant to the Will Partners (World Kitchen, LLC) contribution are not included in permanent equity on the consolidated balance sheets. The partners holding these units can cause the general partner to redeem the units for the cash value, as defined in the operating partnership agreement. As the general partner does not control these redemptions these units are presented on the consolidated balance sheets as noncontrolling interest subject to redemption at their redeemable value. As discussed above, these limited partners are not allocated net income (loss), nor are they allocated distributions.

The following summarizes the activity for noncontrolling interests for the six months ended June 30, 2013 and the year ended December 31, 2012:

	Six Months Ended June 30, 2013	Year Ended December 31, 2012

Beginning balance	$17,511,838	$21,786,577
Repurchase of noncontrolling interests	—	(102,964)
Contribution of noncontrolling interests	8,095,303	—
Additions to noncontrolling interests subject to redemption	—	—
Distributions to noncontrolling interests	(1,231,687)	(2,333,749)
Allocated distributions to noncontrolling interests subject to redemption	(30,362)	(98,921)
Net loss	(1,027,826)	(1,739,105)

Ending balance	$23,317,266	$17,511,838

7.	Related Party Transactions

The following table summarizes the related party costs and fees incurred, paid and due to affiliates as of June 30, 2013:

	Payable December 31, 2012	Incurred	Paid	Payable June 30, 2013
Advisor and Property Manager fees
Acquisition fees and expenses	$ —	$6,417,003	$6,417,003	$ —
Operating expenses	117,136	285,540	256,431	146,245
Asset management fees	195,705	1,492,077	1,372,545	315,237
Property management fees	70,685	624,863	622,894	72,654
Costs advanced by the Advisor	137,425	1,358,519	763,313	732,631
Dealer Manager fees to affiliates	24,187	2,665,285	2,657,922	31,550
Total amount payable to the Advisor	$ 545,138	$12,843,287	$12,090,108	$1,298,317

The Advisory Agreement requires, upon termination of the Public Offerings, that any organizational and offering costs, including sales commissions and dealer manager fees, incurred above 15% of gross equity raised in the Company’s Public Offerings and that any organizational and offering costs incurred above 3.5% of gross equity raised in the Company’s Public Offerings shall be reimbursed to the Company. As of June 30, 2013 and December 31, 2012, organizational and offering costs did not exceed the limitations for organizational and offering costs the Advisor is subject to, as discussed in Note 2, Organizational and Offering Costs.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

Advisory and Dealer Manager Agreements

The Company does not currently expect to have any employees. The Advisor will be primarily responsible for managing the business affairs and carrying out the directives of the Company’s board of directors. The Company entered into an Advisory Agreement with the Advisor and a dealer manager agreement with the Dealer Manager for the Public Offerings. Each of the agreements entitles the Advisor and the Dealer Manager to specified fees and incentives upon the provision of certain services with regard to the Public Offerings and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on the Company’s behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to the Company.

Management Compensation

The following table summarizes the compensation and fees the Company has paid to the Advisor, the Property Manager, the Dealer Manager and other affiliates, including amounts to reimburse costs for providing services. Other fees that could be paid in future periods are discussed in the Company’s prospectus. The sales commissions may vary for different categories of purchasers.

Type of Compensation (Recipient)	Determination of Amount
Sales Commissions (Participating Dealers)	The Dealer Manager is entitled to receive a sales commission of up to 7% of gross proceeds from gross sales proceeds in the Primary Public Offerings. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers to authorize them to sell shares of the Company in the Public Offerings. Upon sale of shares of the Company by such broker-dealers, the Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers, except that no sales commission is payable on shares sold under the DRP.

Dealer Manager Fee (Dealer Manager)	The Dealer Manager is entitled to receive a dealer manager fee of up to 3% of gross proceeds from sales in the Primary Public Offerings. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers as noted above. The Dealer Manager may re-allow to these broker-dealers a portion of the 3% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. No dealer manager fee is payable on shares sold under the DRP.

Reimbursement of Organization and Offering Expenses (Advisor)	The Company is required under the Advisory Agreement to reimburse the Advisor for organization and offering costs (as defined in the Company’s prospectus and the Advisory Agreement) up to 3.5% of gross proceeds from the Primary Public Offerings, excluding sales commissions and dealer manager fees. The Advisory Agreement also states that organization and offering expenses may not exceed 15% of gross offering proceeds of the Public Offerings. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offerings terminate or are completed, the Advisor must reimburse the Company for any excess amounts.

Acquisition Fees and Expenses (Advisor)	Under the Advisory Agreement the Advisor receives acquisition fees equal to 2.5% of the Contract Purchase Price, as defined therein, of each property acquired by the Company, and reimbursement for actual acquisition expenses incurred as defined in the agreements. The acquisition fee and acquisition expenses paid by the Company shall be

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

Type of Compensation (Recipient)	Determination of Amount
reasonable and in no event exceed an amount equal to 6.0% of the contract purchase price, unless approved by a majority of the independent directors.

Asset Management Fee (Advisor)	The Advisor receives an annual asset management fee for managing the Company’s assets equal to 0.75% of the Average Invested Assets, defined as the aggregate carrying value of the assets invested before reserves for depreciation. The fee will be computed based on the average of these values at the end of each month. The asset management fees are earned monthly.

Operating Expenses (Advisor)	The Advisor and its affiliates are entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of the Company in connection with their provision of administrative services with regard to the Public Offerings, including related personnel costs; provided, however, the Advisor must reimburse the Company for the amount, if any, by which total operating expenses (as defined), including advisory fees, paid during the previous 12 months then ended exceeded the greater of: (i) 2% of the Company’s average invested assets for that 12 months then ended; or (ii) 25% of the Company’s net income, before any additions to reserves for depreciation, bad debts or other expenses connected with the acquisition and disposition of real estate interests and before any gain from the sale of the Company’s assets, for that fiscal year, unless the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. For the three and six months ended June 30, 2013 and 2012 approximately $0.1 million, $0.3 million, $0.08 million, and $0.2 million, respectively, of operating expenses incurred by the Advisor were allocated to the Company in each period. Such costs are allocated using methodologies meant to fairly allocate such costs based upon the related activities and in accordance with the agreement. The Company expects the Advisor’s direct and indirect allocated costs to increase as offering proceeds and acquisition activity increase.

Property Management Fees (Property Manager)

The Property Manager is entitled to receive a fee for its services in managing the Company’s properties up to 3% of the gross monthly revenues collected from the properties plus reimbursement of the costs of managing the properties. The Property Manager, in its sole and absolute discretion, can waive all or a part of any fee earned. Of the fees earned during the three months ended June 30, 2013, a total of approximately $0.1 million was waived. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services. In the event that the Company contracts directly with a non-affiliated third-party property manager with respect to a particular property, the Company will pay the Property Manager an oversight fee equal to 1% of the gross revenues of the property managed. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property.

In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5% of the cost of improvements.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

Conflicts of Interest

The Sponsor, Advisor, Property Manager and their officers and certain of their key personnel and their respective affiliates serve as key personnel, advisors, managers and sponsors to some or all of 19 other real estate programs affiliated with the Sponsor, including Griffin-American Healthcare REIT II, a publicly-registered, non-traded real estate investment trust. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between the Company’s business and these other activities.

In addition, the Dealer Manager has entered into a dealer manager agreement to serve as dealer manager for Griffin-American Healthcare REIT II. As a result, the Dealer Manager will have contractual duties to Griffin-American Healthcare REIT II, which contractual duties may conflict with the duties owed to the Company.

Some of the material conflicts that the Sponsor, Advisor, Property Manager and Dealer Manager and their key personnel and their respective affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor, the Dealer Manager and other affiliated entities; (2) determining if a certain investment opportunity should be recommended to the Company or another program of the Sponsor; and (3) influence of the fee structure under the Advisory Agreement that could result in actions not necessarily in the long-term best interest of the Company’s stockholders.

Economic Dependency

The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other resources.

8.	Commitments and Contingencies

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Distribution Reinvestment Plan

The Company has adopted the DRP, which allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. No sales commission or dealer manager fee will be paid on shares sold through the DRP. The Company may amend or terminate the DRP for any reason at any time upon 10 days’ prior written notice to stockholders.

The Company registered 7,500,000 shares of common stock pursuant to the DRP for the Initial Public Offering at a price of $9.50 per share, which price was revised, effective on February 25, 2013, to 95% of the revised share price of the Initial Public Offering of $10.28 per share, which is approximately $9.77 per share. In connection with the Follow-On Offering, the Company registered approximately 10.2 million shares pursuant to the DRP at a price equal to 95% of the share price of the Follow-On Offering

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

of $10.28 per share, which is approximately $9.77 per share. The amended and restated DRP states that the purchase price for shares pursuant to the DRP shall be equal to 95% of the per share offering price of the Company’s common stock, until the earliest to occur of (A) the date that all DRP shares registered have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC the unsold DRP shares, if any. The other material terms of the DRP were otherwise unchanged.

As of June 30, 2013 and December 31, 2012, $6.8 million and $3.8 million in shares, respectively, had been issued under the DRP.

Share Redemption Program

The Company adopted a share redemption program (the “SRP”) that enables stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may, under certain circumstances, be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem, on a quarterly basis, the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the DRP. Effective March 17, 2013, as long as the Company is engaged in an offering, the redemption price per share shall be as shown below, which is based upon the number of years the stock is held:

Period of Time Held	Redemption Price
At least one year	Lower of $9.25 or the price paid by the stockholder
At least two years	Lower of $9.50 or the price paid by the stockholder
At least three years	Lower of $9.75 or the price paid by the stockholder
At least four years	Lower of $10.28 or the price paid by the stockholder

The redemption amount shall be the per share price in effect on the date of redemption. The Company intends to compute the NAV and revised price per share each year.

As the use of the proceeds from the DRP for redemptions is outside the Company’s control, the net proceeds from the DRP are considered to be temporary equity and are presented as common stock subject to redemption on the accompanying consolidated balance sheets. The cumulative proceeds from the DRP, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity on the Company’s consolidated balance sheets. As noted above, the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the DRP.

Redemption requests will be honored on the last business day of the month following the end of each quarter. Requests for redemption must be received on or prior to the end of the quarter in order for the Company to repurchase the shares as of the end of the following month. As of June 30, 2013 and December 31, 2012, $6.8 million and $3.8 million in shares of common stock, respectively, were eligible for redemption. Since inception, through June 30, 2013, the Company redeemed 82,911 shares of common stock for approximately $0.8 million at a weighted average price per share of $9.79 pursuant to the SRP. As of June 30, 2013, there were 5,825 shares subject to redemption requests to be processed subsequent to June 30, 2013. The redemption of these shares totaled approximately $0.1 million and was reclassified from redeemable common stock to accounts payable and accrued liabilities in the consolidated balance sheets as of June 30, 2013. On July 31, 2013, the Company satisfied all of the eligible redemption requests at a weighted average price per share of $9.72. The Company’s board of directors may choose to amend, suspend or terminate the SRP upon 30 days’ written notice at any time.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited)

9.	Declaration of Distributions

On June 12, 2013, the Company’s board of directors declared distributions in the amount of $0.001901096 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10.28 or an annual distribution rate of 6.94% assuming the shares were purchased for $10.00) payable to stockholders of record at the close of business on each day during the period from July 1, 2013 through September 30, 2013. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s Chief Executive Officer may determine.

10.	Subsequent Events

The Company has completed an evaluation of all transactions subsequent to the date of the financial statements through the date the financial statements were issued.

The following events happened subsequent to the date of the financial statements, up to the issuance date of this supplement:

Offering Status

Through April 25, 2013, in connection with the Initial Public Offering, the Company had issued 19,200,570 shares of the Company’s common stock for gross proceeds of approximately $191.5 million. In connection with the Follow-On Offering, the Company had issued 5,394,673 shares of the Company’s common stock for gross proceeds of approximately $55.2 million from April 26, 2013 through August 5, 2013. As of August 5, 2013, the Company had received aggregate gross offering proceeds of approximately $249.1 million from the sale of shares in the Private Offering and the Public Offerings.